MINERAL RESOURCE UPDATE
GUALCAMAYO GOLD PROJECT
San Juan Province
Argentina

Prepared for Viceroy Exploration Ltd. September 12, 2006

Ronald G. Simpson, P.Geo
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel: (604) 803-7470
Email: rgs@uniserve.com

MINERAL RESOURCE UPDATE, GUALCAMAYO GOLD PROJECT

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. Viceroy advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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LIST OF TABLES

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LIST OF FIGURES

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LIST OF APPENDICES

Appendix I	2005/06 Drilling - Site Locations

Appendix II	2005/06 Drilling – Significant Intercepts

LIST OF ABBREVIATIONS

Alex Stewart	Alex Stewart (Assayers) Argentina S.A.
ALS-Chemex Laboratory, La Serena,
ALS-Chemex	Chile
Anglo	Anglo American Corporation
ATW	Drill core diameter
DD	Diamond Drill
g/t	grams per tonne
HQ	Drill core diameter
IMA	IMA Exploration Inc.
Ind	Indicated mineral resource
Inf	inferred mineral resource
MASA	Minas Argentinas S.A.
Meas	Measured mineral resource
Mincorp	Mincorp Exploraciones S.A.
MRDI	Mineral Resources Development, Inc.
NQ	Drill core diameter
NTW	Drill core diameter
oz	Troy Ounces
QDD	Quebrada del Diablo
RC	Reverse Circulation Drilling
RDi	Resource Development, Inc
Viceroy	Viceroy Exploration Ltd.

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1      SUMMARY AND CONCLUSIONS

The Gualcamayo gold project is located in west-central Argentina approximately 279 kilometres by road north of the city of San Juan (Figure 4-1). It is 100% owned by Minas Argentinas S.A. (“MASA”), an indirect wholly owned subsidiary of Viceroy Exploration Ltd.

The Gualcamayo gold project includes a distal-disseminated gold occurrence known as Quebrada del Diablo (“QDD”) and two skarn-hosted gold deposits, Amelia Ines and Magdalena. The property is situated within a complex structural block of Cambrian/Ordovician carbonate sediments characterized by the Andean deformational east-west compression which formed the Precordillera.

At QDD, gold mineralization is concentrated within stockwork fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Ines and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

In the 1980’s, Mincorp Exploration S.A. carried out extensive exploration including diamond drilling and underground development at Amelia Ines and Magdalena. Since 1997, MASA has completed six drill programs (328 holes totaling 68,940 metres), mainly at QDD, and carried out surface channel sampling in less accessible areas.

Since the previous resource estimate (Simpson, 2004), an additional 151 core and 117 RC drill holes have been completed at QDD. A revised mineral resource has been estimated based on all the information gathered as of August 26, 2006. The present estimated resource at a range of cut-off grades is shown in the following table with the base case at 0.3 g/t Au cut-off shown in bold face.

Table 1-1 2006 QDD Mineral Resource Estimate

Cutoff	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
Grade	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au
g/t Au	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)
0.2	7,121	1.043	239	68,716	0.846	1,869	75,837	0.864	2,108	14,346	1.142	527
0.3	6,720	1.090	236	67,251	0.859	1,857	73,971	0.880	2,093	13,856	1.174	523
0.4	6,054	1.171	228	62,732	0.895	1,805	68,786	0.919	2,033	13,476	1.197	519
0.5	5,264	1.280	217	55,421	0.954	1,700	60,685	0.982	1,916	12,513	1.253	504
0.6	4,431	1.417	202	46,589	1.030	1,543	51,020	1.064	1,745	11,129	1.341	480
0.7	3,795	1.546	189	38,179	1.114	1,367	41,975	1.153	1,556	9,863	1.430	453
0.8	3,299	1.666	177	30,863	1.201	1,192	34,162	1.246	1,368	8,328	1.554	416
0.9	2,894	1.781	166	24,382	1.295	1,015	27,276	1.347	1,181	6,399	1.769	364
1.0	2,496	1.913	154	18,889	1.396	848	21,385	1.456	1,001	5,076	1.985	324

The deposit remains open in several directions, most notably along strike to the west where recent drilling has intercepted a higher-grade zone at depth. Both the upper and lower west zones remain open along strike in both directions and down-dip.

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2      INTRODUCTION AND TERMS OF REFERENCE

Viceroy Exploration Ltd. (“Viceroy”) through its 100% owned subsidiary, Minas Argentinas S.A. (“MASA”) is engaged in the exploration and advancement of the Gualcamayo Project in Argentina. GeoSim Services Inc. was retained by Viceroy to update mineral resource estimates for the QDD deposit and complete a Technical Report summarizing the findings of the update to meet the requirements of National Instrument 43-101 (“the Instrument”) and Form 43-101F1.

The Technical Report will also serve to provide regulators and investors with a formal and up-to-date reference for the property that incorporates the results of the most recent work program completed by Viceroy as of August, 2006.

The information and data included in the report or used in its preparation has been generated exclusively by MASA employees and their consultants. Much of the data, including the drill assay and geological database upon which the estimate is based, has undergone thorough scrutiny by project staff as well as certain data verification procedures by the author. In addition to the supplied data, the author has also relied on the input of project staff and their consultants. The sources of information used in this report are listed in Section 20: References.

As author of this report and as a qualified person, I, Ronald G. Simpson, P.Geo. have visited the Gualcamayo property on three occasions and reviewed all data in the San Juan and Vancouver offices. A period of 5 days was spent on site, from August 9-15, 2006. I have had no direct responsibility or involvement during the data collection process. I have however, examined drill sites, surface outcrops, underground workings and many sample locations. Based upon my experience, qualifications and data review, I am of the opinion that the programs and the data have been conducted and gathered in a professional and ethical manner and conform to or exceed standards acceptable within the industry.

The report has been prepared in compliance with the Instrument, Standards of Disclosure for Mineral Projects.

2.1      Terms of Reference

The Gualcamayo Gold Project includes three deposits in the advanced exploration phase. These are known as QDD, Amelia Ines and Magdalena. Other targets on the property are at an early prospective stage of exploration.

3      DISCLAIMER

The mineral resource estimates referred to within this document include the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of

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rounding and consequently introduce a margin of error. Where these occur, GeoSim does not consider them to be material.

This report references a previous technical report by the same author entitled “Update on Resources, Gualcamayo Gold Project, San Juan, Argentina” and dated December 8, 2004.

4      PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo property is located in northern San Juan Province, Argentina approximately 270 kilometres by road north of the provincial capital, San Juan City (Fig. 4-1). The property lies approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude. Coordinates for legal land tenure in Argentina are normally expressed in the Posgar Datum WGS 84 but in San Juan the older Campo Inchauspe datum is still used. The Gualcamayo gold project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

4.1      Mineral Rights

The main Gualcamayo block consists of one Cateo and 57 Minas covering a 7,128 hectare non-contiguous area as listed in Table 4-1. Fifty five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and another Mina (Perico) lies wholly outside the Cateo. The Company does not hold an interest in six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, which cover a 50 hectare area within the main Gualcamayo Property block.

Minas and Cateos in Argentina are applied for by paper staking in the Argentina Gauss Kruger coordinate projection. Cateos are not surveyed but when application has been made for a mina then the boundaries are confirmed through a legal survey prior to final granting of the lease. A Cateo can overlap a Mina such that a single piece of ground can be part of both a Mina and a Cateo, as is the case in the Gualcamayo gold project. The rights of the Mina supercede those of the Cateo.

In Argentina, a Mina is a real property interest, which allows the holder the right to explore and exploit manifestations of discovery (Manifestaciones de Descubrimiento) on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Department of Mines (Departamento de Mineria de San Juan).

A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted all rights to any mineral discovery on the Cateo belong to the applicant. Through exploration, the holder of a Cateo may make and file manifestations of discovery (Manifestaciones de Descubrimiento) and petition the Department of Mines for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from cateo through to mina. As such, no expiry date exists, nor can be given for Cateos and Minas in Argentina.

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Figure 4-1 Location of the Gualcamayo Gold Project, San Juan, Argentina.

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Table 4-1 Mining Leases and Claims included in the Main Gualcamayo Gold Project

File Number	Name	Type	Size (Ha)*
339189-L-93	Rio Piojos	Cateo	7,128
157563-O-76	Jorge Alfredo	Mina	(6)
156084-O-75	Don Felipe	Mina	(6)
414.1192-M-2005	Gualcamayo 1	Mina	(2,443)
414-1193-M-2005	Gualcamayo 2	Mina	(2,435)
157.233-A-77	Patrimonio I	Mina	(24)
157.316-P-77	Patrimonio IV	Mina	(24)
157.232-A-77	Patrimonio	Mina	(24)
157.315-A-77	Patrimonio III	Mina	(24)
(58-B-50)	Leticia	Mina	(6)
258.891-C-84	Aconcagua	Mina	(24)
258.894-C-84	Alaya	Mina	(24)
258.903-C-84	Alfarcito	Mina	(24)
195.016-B-82	Alicia	Mina	(12)
17-B-50	Amelia Ines	Mina	(12)
258.904-C-84	Ampacama	Mina	(24)
258.888-S-84	Ansilta	Mina	(24)
258.877-S-84	Atutia	Mina	(24)
258.886-S-84	Batea	Mina	(24)
22-M-50	Beatriz Eugenia	Mina	(12)
258.879-S-84	Caparro	Mina	(24)
156.089-O-75	Chacho	Mina	(6)
258.899-C-84	Chañi	Mina	(24)
2.504-B-67	Chela	Mina	(36)
258.893-C-84	Cerro Tamberias	Mina	(24)
258.878-S-84	Colanguil	Mina	(24)
258.901-C-84	Coranzuli	Mina	(24)
195.017-B-82	Diana	Mina	(12)
258.882-S-84	El Chivato	Mina	(24)
157.564-M-76	El Filo	Mina	(6)
2.502-B-67	Elsa	Mina	(36)
62-G-43	Gral. Belgrano	Mina	(12)
19-B-50	Hilda Edith	Mina	(12)
259.052-C-84	Irigoyen	Mina	(24)
258.885-S-84	Langañoso	Mina	(24)
2.437-B-65	Los Ranchos	Mina	(12)
20-B-50	Magdalena	Mina	(12)
18-B-50	Maria	Mina	(13)
258.892-C-84	Mercedario	Mina	(24)
258.884-S-84	Mondaca	Mina	(24)
156.085-M-75	Ojo De Agua	Mina	(6)
258.898-C-84	Panacam	Mina	(18)
157.234-A-77	Patrimonio II	Mina	(24)
259.053-C-84	Perico	Mina	(24)
2.436-B-65	Portezuelo	Mina	(12)
258.900-C-84	Pululus	Mina	(24)
165-M-49	Puntilla Blanca	Mina	(6)
258.902-C-84	Quevar	Mina	(24)
16-B-50	San Nicolas De Bar.	Mina	(18)
258.897-C-84	Sosneado	Mina	(24)

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File Number	Name	Type	Size (Ha)*
2.501-B-67	Susana	Mina	(24)
258.881-S-84	Tambillos	Mina	(24)
258.887-S-84	Teatinos	Mina	(24)
258.895-C-84	Tontal	Mina	(24)
258.889-S-84	Tortolas	Mina	(24)
258.890-S-84	Villicum	Mina	(24)
258.883-S-84	Yanso	Mina	(24)
258.880-S-84	Zancarron	Mina	(24)

Total hectares			7,128

* ( ) Indicate an overlap between Minas and Cateos

4.1.1      Surface Rights

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo gold project and wholly covers access routes to the area of interest from Highway 40, the main access route to the property. The surveyed western boundary of the land package is shown in Figure 4-2.

4.2      Nature and Extent of Issuer’s Title

Viceroy is a publicly traded Canadian company which was incorporated on March 31, 2003. On June 30, 2003, Viceroy acquired 100% of the issued shares of Oro Belle Resources Corp. (“Oro Belle”); Oro Belle is a private Canadian company which indirectly owns a 100% interest in MASA. The Gualcamayo gold project is owned 100% by MASA. Royalties on the property are as follows:

1)

a 1% NSR on production from a certain portion of the Gualcamayo gold project is payable to IMA Exploration Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated for reference July 4, 2004.

2)	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio II, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family,
3)	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo, and
4)	a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs.

The author is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

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Legend
MASA Mina
MASA Cateo
MASA Surface Rights
Resource Area
River
PERICO
CHANI
SAN NICOLAS DE BARI
IRIGOYEN
PATRIMONIO III
PATRIMONIO IV
CORANZULI
SOSNEADO
PANACAN
HILDA EDITH
PATRIMONIO I
PULULUS
ALFARCITO
LETICIA
ELSA
CHELA
MARIA
QUEVAR
SUSANA
TONTAL
LOS RANCHOS
GRAL BELGRANO
ALAYA
ACONCAGUA
MERCEDARIO
DON FELIPE
ALFREDO
PATRIMONIO II
MAGDALENA
BEATRIZ EUGENIA
Co TAMBERIAS
ALICIA
AMPACANA
TEATINOS
DATEA
PUNTILLA BLANCA
ATUTIA
LAGADOSO
OJO DE AGUA
PORTEZUELO
DIANA
ANSILTA
MONDACA
COLANGUIL
CAPARRO
YANSO
VILLICUM
TORTOLAS
ZANCARRON
CHIVATO
TAMBILLO
Magdalena Resource
Amelia Ines Resource
Quebrada del Diablo Resource
MINA GUALCAMAYO 1
MINA GUALCAMAYO 2
Rio Piojos Cateo
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral Rights

Figure 4-2 Gualcamayo Gold Project Mineral and Surface Rights

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4.3      Permits & Environmental Liabilities

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan (Departamento de Hidraúlica de San Juan) which MASA has received.

At the completion of each phase of exploration an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports (Expediente Nº 520-1051-M-97) cover the Gualcamayo gold project for the years 2005 and 2006 (Hernandez, 2005 and 2006).

5      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      Accessibility

The project area is easily accessible from the city of San Juan by driving 3 hours north on paved Highway 40 and then via an 15 km gravel access road to the camp (Figures 4-1 and 5-1). The site is accessible from the nearby towns of Guandacol, Huaco, and Jachal, with driving times respectively of approximately 40 minutes, 1 hour and 1.5 hours.

Figure 5-1 Project Primary Access Road

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5.2      Local Resources Infrastructure

The general services and infrastructure for the area are good. The National power grid is located approximately 65 km from the project site. Heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

During the exploration phase, significant site infrastructure has been developed, some of which will be used during construction and permanent operations. The main existing infrastructure is described below.

5.2.1      Camps

There are currently two camps on-site, shown in Figures 5-2 and 5-3.

Campamento Gualcamayo, located near the Gualcamayo River, has capacity for 112 persons. In addition to dormitories and a kitchen dining room, Campamento Gualcamayo has an office building, core storage shed, waste handling and recycling facility, sewage treatment system and laydown areas. Electrical power is supplied to the camps by diesel driven generators.

The project’s other existing camp, named Campamento Base or base camp, was constructed by Anglo Gold in the 1980’s and is located a half kilometre north of the QDD resource. The camp includes softshell accommodations housing a total of 45 persons, as well as offices, washrooms, and a kitchen/dining room building. This camp will remain operable during construction and early operations, but will eventually need to be decommissioned as it lies within the ultimate waste dump footprint.

Figure 5-2 Campamento Gualcamayo

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Figure 5-3 Campamento Base

5.2.2      Fuel Storage

Fuel storage depots are located at both Campamento Gualcamayo and Campamento Base. The site fuel storage capacity is 20,000 litres at Campamento Gualcamayo plus 27,000 litres at Campamento Base, for a total storage capacity of 47,000 litres. Propane tanks are also located at each camp.

5.2.3      Water Distribution

Fresh water is supplied from a well located near the Gualcamayo river at a point approximately 3.5 kilometres south-east of Campamento Gualcamayo. A water distribution system pumps water to the two camps and up to the QDD area for use in exploration drilling. The water is potable quality and a chlorination and filtration system has been installed at both camps. Pump tests and draw down tests have been completed at the water source and there is more than sufficient water to meet the needs of the future operations.

5.2.4      Explosives Handling

Purpose-built ammonium nitrate and caps storage magazines are located in between the two camp areas. These are operated by outside contractors.

5.2.5      Site Roads

In addition to the main access road described in Section 3.2.5, an extensive network of roads has been developed within the project site, providing access to the camps, resource area, and to future facility locations including the leach pad and the adit portal areas. Additional roads are currently in progress that will improve access for exploration and serve for operations. The main mining access road to the East Quebrada del Diablo (QDD) mining area is under construction, and is expected to be completed by October 2006. A mine

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access road to the west QDD Target A mining area is budgeted for construction, commencing in the fourth quarter of 2006. In order to reduce travel within the Gualcamayo flood plain, a 2 kilometre extension of the main access road that runs parallel and above the Gualcamayo river flood plain is currently under construction and is expected to be complete in the fourth quarter of 2006.

5.2.6      Communications

Site external communications are provided by a 256 kbps satellite link that provides voice and data communications to Campamento Gualcamayo and Campamento Base.

Portable radios are used for communication within the project site. A VHF repeater is located on a ridge south of the QDD resource, providing good radio communication coverage within the project site.

5.3      Physiography

The property is located in the Precordillera of Argentina, an area of extreme rugged topography. Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The climate is semi-arid with summer highs exceeding 40°C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December and January, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture aside from grazing within the project area.

6      HISTORY

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

At the Amelia Ines deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

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In 1988, Mincorp reported a ‘proven and probable’ resource of 1.01 million tonnes averaging 5.77 g/t gold above a cutoff grade of 1 g/t. This resource included 436,000 tonnes grading 9.3 g/t gold above a cutoff grade of 3 g/t gold.

A 9.2 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Ines. Although this was designed to provide underground drill stations to explore the Amelia Ines deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

Gold bearing carbonate breccias were discovered at QDD, approximately 1.2 km southeast of Amelia Ines, extending 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

In 2000 an inferred geological resource was estimated based on data from drilling up to the end of 1999. The estimations by MASA of 37.7 million tonnes @ 1.16 g/t gold included all holes through to 99QD-042. Mineral Resources Development, Inc. (MRDI) was retained to confirm MASA’s resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. The MRDI estimated resource was 37.2 million tonnes grading 1.13 g/t gold.

In 2001 a revised mineral resource was prepared by GeoSim Services Inc. using drill data up to and including drill hole QDR-058. The revised estimate yielded an indicated resource of 12.7 million tonnes grading 1.172 g/t gold with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold using a cutoff grade of 0.6 g/t.

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Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Ines and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Ines (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

An updated mineral resource estimate was completed in December, 2004 by GeoSim Services Inc. (Simpson, 2004). The results of the study are shown in the table below using a cut-off grade of 0.5 g/t Au.

Table 6-1 Gualcamayo 2004 Resource Estimate

Mineral Deposit	Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
QUEBRADA DEL DIABLO	Measured	4,495	1.10	159
	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
(QDD)	Inferred	11,323	1.20	435
	Measured	203	3.12	20
AMELIA INES	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
MAGDALENA	Inferred	2,526	1.87	151

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Assessment of the QDD deposit in accordance with NI 43-101 (AMEC, 2005). The study used a gold price of US$400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of Feasibility study. Recommendations from this study included:

  further in-fill drilling so as to upgrade the resource to the measured and indicated categories
  Additional metallurgical test work
  Detailed geotechnical studies
  Further hydrological site studies
  Detailed assessment of power supply issues

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD deposit and other exploration targets. Four core holes were completed before the end of 2004 amounting to 712.6 metres.

Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January, 2005 and August 2006, results were received from 114 core holes and 69 RC holes representing an additional 38,452 metres.

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Total drilling on the QDD deposit to date is 151 core holes and 117 RC holes totaling 57,197 metres.

Elsewhere on the Gualcamayo property, 25 core holes and 48 RC holes were completed to test other exploration targets and as condemnation holes in the QDD area in 2005 and 2006.

In January 2006 an airborne magnetic survey was completed over the project area by New Sense Geophysical Limited using a helicopter survey system.

7      GEOLOGICAL SETTING

7.1      Regional Geology

The Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes (Figure 7-1). The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds (Rowell 1997).

Permo-Triassic granodiorite and diorite stocks intrude the sedimentary section and are considered to be related to at least two, Paleozoic orogenic events. During the Miocene, the Precordillera was affected by subduction related deformation (Andean Orogeny) that telescoped stratigraphy eastward into a high level fold and thrust belt with crustal shortening of 60 to 90% (Jordan et al 1993). Major, N-S trending thrust faults horizontally displaced stratigraphy more than 100 km to the east and superimposed lower Paleozoic rocks over Tertiary, continental redbeds.

Tertiary magmatism in the project area, ranging in age from 16 to 5.6 MA (Simon, 1986, Simon et al, 1997), was focused on the intersection of NNW trending regional structures with more localized cross-cutting faults. Tertiary intrusives are generally smaller than the older granodiorite and diorite stocks but produced more extensive hydrothermal alteration (Rowell, 1998).

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Figure 7-1 Tectonic Setting

7.2      Local and Property Geology

The Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA, (Simon et al, 1997 and Simon 1986) that produced relatively thin skarn halos and a metasomatic areole that extends 100’s of metres outboard into the surrounding carbonates.

The property’s deformation history is complex, exhibiting two phases of folding followed by reactivation of pre-existing structures. The first event (D1), characterized by NW to NNW trending folds and related structures, is compatible with the formation of the Andean thrust belt and an E-W compressional stress regime. Refolded NNW folds along an ENE axis and the presence of bedding parallel ENE and E-W brittle faults indicate a later deformation

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event (D2), characterized by N-S compression (Marquis 2000). Re-establishment of the E-W compressional regime created north directed extension along D2 faults and oblique slip movement along D1 structures.

Structural controls to gold mineralization, intrusive emplacement and the geometry of the metasomatic areole at Gualcamayo are believed to be closely related to small and regional scale fold structures, developed from both D1 and D2 events.

7.2.1      Stratigraphy

The stratigraphy of the project area is summarized in Table 7-1. The following sections describe the lithologies in more detail.

Los Sapitos, Cambrian

The Upper Cambrian Los Sapitos Formation is well exposed in the lower portions of Quebrada Varela and along Rio Gualcamayo. The upper part of the Los Sapitos contains distinctive cycles of dark gray burrowed lagoonal lime-wackestone and packstone, alternating with tan or light brown weathering dolomitized supratidal packstones and grainstones. Skeletal and algal-cemented grains are concentrated at strand lines and in tidal channels as packstones, grainstones, and micro-breccias. Gas bubbles from decaying organic material produce distinctive fenestral fabrics when the bubble voids were later filled with sparry calcite (Thorson, 2006).

Each lagoon-supratidal cycle is a low energy shallowing upward event, beginning with a small sea level rise creating a lagoon that is gradually filled up to supratidal levels. The many repeated cycles in the upper part of the Los Sapitos indicate a depositional environment on a stable carbonate platform (Thorson, 2006).

San Juan Formation, Ordovician

The Ordovician San Juan Formation consists of a northwest-trending, 300 metre thick succession and has been divided into four separate members by Thorson (2006) as follows:

  Platy Algal Limestone
  Cliffy Bioturbated Grainstone
  Triplets Member
  White Recessive Limestone

These members make identifiable mapping units for the project as they are distinctive in lithology and topographic expression.

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Table 7-1 Gualcamayo Stratigraphic Column

Tertiary	Red Beds	•	Typical clastic red beds.

Miocene	Quartz Diorite Dacite Porphyry	•	Intrusive complex related to skarn and breccia gold mineralization.

	Trapiche	•	Relatively recessive, clastic, red polymictic conglomerate and sandstone, overlain by shale, white arkose and red sandstone.

Ordovician	San Juan	•	300 metre sequence of thin-to thick bedded dark grey limestone. Becomes dominantly thin-bedded up section. Primary host for Quebrada del Diablo gold mineralization.

Cambrian	Los Sapitos (Las Flechas)	•	Medium to thick – bedded rhythmically banded peritidal, shallowing upward dolostone.

The White Recessive Limestone is a unit of somewhat friable crystalline limestone that forms the bottom member of the San Juan Formation. The recrystallization imparted a light color and resulted in a recessive topographic expression. It appears to have been a lime-grainstone, probably originating as a grainstone shoal. Beneath the Gualcamayo resource area, the unit has textures indicative of karst dissolution, collapse, and internal cave sediment. Early karst collapse of this unit may have created permeability channels that guided later collapse and mineralization events (Thorson, 2006).

The Triplets unit is a distinctive series of upward shallowing cycles of dark lagoonal limestone and light colored supratidal dolomite that make up the second member of the San Juan Formation. Initially, three cycles were described with distinctive light colored dolomite horizons, thus triplets, but examination of the unit on Filo Condor Este indicates that locally there may be as many as six cycles. The lagoonal - supratidal cycles are very similar to those described, above, from the upper part of the Los Sapitos. Bryozoa and flat-coiled gastropods that appeared in the Ordovician should help distinguish the Triplets cycles from the upper Los Sapitos (Thorson, 2006).

The Cliffy Bioturbated Grainstone is a burrowed grainstone shoal with some oolites that has a distinctive topographic expression above the Triplets (Thorson, 2006).

The Platy Algal Limestone is a unit of thin to medium bedded dark gray lime-wackestones. The unit is heavily burrowed producing bedding plane surfaces with distinctive, highly irregular, mottled and hummocky, textures (Thorson, 2006).

Trapiche Group, Upper Ordovician

The relatively recessive, clastic rocks of the Late Ordovician Trapiche Group are confined to Quebradas Rodado and Montosa. Rock types for the lowest member include red and dark red pebble conglomerates and fine to coarse arkosic sandstones (Las Vacas). This

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member is overlain by dark red siltstone and silty shale interbedded with thin gray limestone beds. The upper member of the Trapiche Group is composed of dark red, fine grained, sandstone and siltstone units interbedded with light gray to white coarse grained sandstone beds with occasional white pebble conglomerates.

In the upper parts of Quebrada Rodado, the clastics are wrapped around the intrusive and are metamorphosed to hornfels. Sedimentary textures are only preserved in the conglomerates (Marquis 2000). Along Quebrada Montosa, Trapiche sediments form a broad, gentle west dipping syncline that is bounded to the west by the steep, west dipping, Montosa Thrust.

Although Trapiche clastics are heavily sheared and altered in places they do not host significant gold mineralization. In his 2006 report, Thorson states that the coarser grained Trapiche Fm. lithologies may make potential host rock for Au mineralization and that bleached and sulfidized Trapiche sandstones or conglomerates should be sampled carefully as possible gold-hosts, or as possible leakage indicators above gold mineralization in the underlying San Juan Fm.

Intrusive Rocks

The lower elevations of the property in Quebradas Varela and Rodado are dominated by a multi phase dacite to quartz diorite porphyry stock (Varela Stock) that is reduced to thin dikes and pods intruding pre-existing fractures, faults and fold hinges within the higher, thin bedded, San Juan Formation to the west. Age dates of these porphrytic intrusives range from 16 to 5 MY (Simon et al, 1997). The younger quartz diorite phase consists primarily of 60% calcic plagioclase and 30% quartz phenocrysts within a fine groundmass of 30-65% adularia, 15-25% quartz and minor mica, chlorite and iron oxides (Hodder 1999). The more dominant and felsic dacite phase is strongly weathered and argillically altered producing locally recessive zones and a bleached white colour in outcrop.

Extensive mapping by MASA and Marquis in 2000 recognized subtle differences in composition and structural emplacement between the larger stock and dikes to the west and indicates that they may represent distinct phases that are tied to the two deformation events (D1 and D2).

  Phase 1 (Stock); Strong to intense argillic alteration, heavily fractured and deformed, contains en echelon centimeter scale quartz veinlets, produced contact skarn deposits and metasomatic areole. Emplacement and geometry of metasomatic areole controlled by gentle, NW plunging F1 folds. One sample at the Amelia Ines Skarn Deposit produced a K-Ar date of 5.6 +/- 0.2 MA (Simon et al, 1997).
  Phase 2 (Dikes); fresh, less argillically altered, large (1cm) quartz phenocrysts, 1- 5% biotite and hornblende. Emplacement controlled by steep north dipping WNW, ENE and E-W faults and gentle, SW plunging F2 folds.

7.2.2      Structure

Regionally, the Central range of the Pre-Cordillera is dominated by west dipping thrust faults that juxtaposed Cambrian Los Sapitos Carbonates against Tertiary sediments east of the project area during the Miocene, Andean Orogeny. However the dominant structure

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underlying the Gualcamayo area is a shallow east dipping detachment structure, which juxtaposes the upper part of the San Juan Formation against the Trapiche clastics along the southwestern flank of Filo Montosa. This structure is interpreted to be a back thrust of similar age to the Andean west dipping thrusts. Northwest-trending, west vergent folds are common within the hanging wall to this detachment structure forming a unique structural domain compared to the lesser deformed west dipping carbonates in the footwall.

A major sinistral wrench fault (tear fault) is recognized at Ptz. Tamberias, 2 km southeast of Gualcamayo, that offsets a north-striking principal thrust as much as two kilometres. This fault transects the Gualcamayo area as a series of similar striking en echelon structures. Tertiary porphyry intrusives are common along this structural corridor extending another 15 kilometres along strike to the WNW. Minor shallow east dipping detachment structures with chaotic folding in the hangingwall are common in the thin beded upper San Juan Fm along the western margin of the Varela stock. These flat lying detachment faults and associated folding are interpreted as flower structures that were produced by the accommodation of stress of the Ptz. Tamberias wrench system around the Varela Stock.

E-W trending folds and related brittle faults are also recognized superimposed on northwest- trending folds and faults. Origin of these later folds are interpreted to be the result of dextral rebound along pre-existing NW trending sinistral faults that extends as much as 300 metres outboard into thin bedded limestones of the Upper San Juan Fm. This second order folding produces a dome and basin geometry of carbonate beds along the southwest margin of the Varela Stock.

The youngest deformation recognized consists of normal movement along pre-existing E-W structures and continued sinistral and reverse movement along pre-existing NW striking faults all compatible with continued E-W compression. Relative displacements are in the order of 10 to 100 metres.

The most striking geomorphological feature in the project area is a northwest-trending canyon with as much as 400 metres of sub-vertical relief on its eastern wall known as Quebrada Del Diablo (QDD). This structure is believed to be a deep seated Ordovician rift structure that was reactivated as a sinstral wrench fault during Andean Compression, forming the central feeder structure to gold mineralization in the Upper San Juan Fm.

Brecciation

In the QDD area, MASA has mapped five types of breccias as the principal host of gold mineralization. These are primarily collapse breccias primarily derived by hydrothermal dolomitization of the diagentic dolomite Triplet unit causing collapse of the overlying kartsed algal mat limestone. The criteria for classification is based on type and percentage of clasts and/or matrix, i.e. > 90% marble clasts (Bx1), > 90% limestone clasts (Bx2), > 10% marble and > 10% limestone clasts (Bx3), intrusive porphyry matrix (Bx4), skarn clasts (Bx5).

7.2.3      Alteration

Dolomite

Two types of dolomite have been recognized at Gualcamayo, stratigraphic early diagenetic dolomite and hydrothermal alteration dolomite. Both are the result of alteration of

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limestones. The early diagenetic dolomite partially replaced limestone, or carbonate sediment, shortly after deposition. This dolomite appears as distinctive tan weathering beds at the tops of shallowing-upward sedimentary cycles in the upper Los Sapitos and Triplets member of the San Juan Formation. Dolomitization of these beds was the result of concentration of Mg-rich brine by evaporation in ephemeral ponds on the supratidal surface (Thorson, 2006).

Hydrothermal alteration dolomite is widespread in the project area. It occurs several different ways and shows varying characteristics dependant upon its location at Gualcamayo. In some occurrences alteration dolomite has coarser crystal size, and occurs as zones that cross-cut stratigraphy; in others, dolomite that is suspected of being an alteration product is fine-grained and massive.

Alteration of limestone to dolomite has created a collapse breccia of dark colored fragments that has been largely filled with white dolomite and calcite. In a few examples of cavities that were not completely filled with calcite, the white dolomite can be seen to have the distinctive curved crystal faces of “saddle dolomite”. Saddle dolomite is encountered as a hydrothermal dolomite gangue or alteration product in many low to moderate temperature carbonate hosted hydrothermal ore deposits (Thorson, 2006).

Ankerite

Hydrothermal ankerite alteration of carbonates is widespread in the area and post-dates dolomitization. An early stage of ankerite alteration is seen replacing dolomite rhombs in partially dolomitized beds. A second stage occurs as veins and veinlets cross-cutting the earlier stage ankerite. Ankerite alteration is strong in area of the gold deposit, but its distribution has not been fully understood (Thorson,2006).

Carbonatization and Absence of Silicification

Secondary silicification is notably absent within all hydrothermally altered rock types, excluding one outcrop of quartz diorite at Ptz. Belgrano containing sheeted quartz veinlets and a silicified intrusive sill that forms a structural unconformity between the San Juan limestone and overlying Trapiche conglomerate. A mechanism for transporting and depositing gold with no silicification can be explained by descending bicarbonate fluids (ground water in a karst environment) being heated by an upwelling magmatic fluid. This interaction would create:

1)	Increase in temperature of groundwater promoting carbonate deposition (i.e. calcite veins)

2)	possible boiling of bicabonate groundwaters would drive off CO2, increase pH and as result inhibit deposition of quartz

3)	magmatic waters would be oxygenated by circulating ground water.

The last item is one of the best mechanisms for depositing gold in epithermal systems. In addition, free silicon may have been taken up in skarn development rather than quartz.

Iron Oxides

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The matrix of breccias and fractures in limestones, marbles, intrusives and associated breccias are moderate to weakly, stained by Fe oxides (Figure 7-2). However, in some breccia outcrops Fe oxides are rare to absent. Thin section analyses (Rowell 1998) of breccia samples reveal that hematite and limonite occur along fractures interstitial to carbonate grains and in breccia cement with smaller patches derived from the oxidation of pyrite containing micron size gold particles.

Due to the very low sulphide content in the outer edges of the hydrothermal system it is difficult to account for all the hematite and limonite within the breccias as solely from the oxidation of pyrite. Rowell (1998) suggests that much of the hematite may be hypogene as several other non-auriferous, hematitic breccias occur within the district that contains no precursor to pyrite. Hodder (1999) suggests that the hematite may be derived from the oxidation of limestone (siderite?) and would explain the weak gold values associated with the hematitic rich, limestone breccia at Ptz. Condor. The oxidation of siderite to hematite is very common in regionally metamorphosed carbonate rocks.

Figure 7-2 Mineralized karst breccia near Ptz Blanco with hematitic matrix (from Thorson, 2006).

A geologic plan and legend of the QDD area are shown in Figures 7-3 and 7-4.

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Figure 7-3. Geologic Legend.

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6714200 mN
6713800 mN
6713400 mN
6713000 mN
6712600 mN
Quebrada del Diablo
2006 Resource
MAGDALENA
AMELIA-INES
Mina Belgrano
Filo Telefonica

Figure 7-4. Property Geology

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8      DEPOSIT TYPE

Four distinct mineralization types occur in the Gualcamayo property and three of these are of present economic interest. They are:

  Sediment-hosted distal-disseminated gold (QDD)
  Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold-arsenic mineralization (Amelia Ines and Magdalena).
  Porphyry style molybdenum mineralization

Silliltoe, (2004) compares the former type to gold-arsenic mineralization in the Bingham Canyon district of Utah and the Battle Mountain and Eureka districts of Nevada where gold mineralization occurs distally with respect to porphyry stocks. Other analogies are the Bau district in Sarawak, East Malaysia and the Sepon deposit in Laos.

The late stage gold-arsenic overprinting of the skarn zones at Amelia Ines and Magdalena is believed to be part of the same mineralizing event but of a more proximal nature to the intrusions.

Molybdenum potential is presently being re-evaluated in light of recent drill results indicating highly anomalous to potential economic grades around the periphery of the quartz diorite stock. It is presently unclear if this should be classified as a skarn or porphyry style occurrence.

Auriferous quartz-chalcopyrite-tetrahedrite veins have also been explored in the past (Mina Belgrano).

9      MINERALIZATION

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifers traveling up dip following the hydraulic gradient, more than 600 metres away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and include:

1)	Early meteoric karsting of the Upper San Juan Fm and in particular the cliffy, bioturbated limestone member
2)	Hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Fm that initiated collapse and breccia development of the over lying karsted limestone
3)	East-west faulting, tectonic brecciation along fold hinges and stylolite formation during the ongoing contractional and transpressive deformation during the Andean orogeny.

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These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Fm that later focused mineralizing sulfurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

Higher grade zones in the QDD deposit (>2 gpt Au) are common and related to fold hinges, sediment infilled karst cavities and brecciated intrusive contacts with limestone and marble. Mineralized breccia thicknesses range from 30 to 150 m thick and extend more 500 metres outboard to the east and NW of the QDD feeder structure. Due to the complex folding along NNW and E-W axes and strong lithological control, the mineralized collapse breccias form an undulatory ore deposit (dome and basin geometry) underlain by the hydrothermally altered dolomite member of the upper San Juan Fm.

Although more confined, gold mineralization remains open down dip along the QDD fault zone cutting the white recessive limestone unit (white marble) of the lower San Juan Fm.

The QDD deposit is silica poor, high level gold- arsenic system with fine marcasite and trace amounts of realgar and orpiment forming the main sulphide minerals. Silver values generally less than 0.1 ppm. Barium is also elevated (200-400 ppm) with higher concentrations localized along brecciated E-W striking dike margins. Mercury and Antimony are weakly anomalous. Strong clay alteration along brecciated intrusive margins consisting of supergene kaolinite and alunite is also common suggesting a fairly acidic hydrothermal system. Gold occurs mainly as 1-5 micron inclusions (Figure 9-1) within marcasite that was deposited with calcite along fractures and breccia matrices.

The mineralized structures and breccias are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals near intrusive breccias and contacts where sulphides are preserved. It is estimated that sulphide mineralization makes up less than 5% of the total resource.

At Amelia Ines and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

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Figure 9-1 Electron microprobe image of sample from hole QD05-111 showing gold within iron oxide grain (from Bonli, 2005)

10 EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Past exploration programs have been assessed in previous Technical Reports by P. Dircksen (2003) and R. Simpson (2004). The following table summarizes the exploration carried out to date on the project:

Table 10-1 Gualcamayo Exploration History

YEAR	COMPANY		EXPLORATION PROGRAM

Pre 1983	Small Miners	•	High grade shear-hosted mineralization

		•	Map & sample Amelia Ines/Magdalena/ Belgrano areas.
1983 – 1988	Mincorp	•	Underground sample program at Amelia Ines/ Magdalena/Belgrano.
		•	Surface & underground drill program of Amelia Ines/Magdalena/Belgrano areas.

		•	Mapped & recon-sampled Gualcamayo.
1996 - 1997	MASA	•	Discovery of breccia/sediment hosted gold mineralization at QDD

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YEAR	COMPANY		EXPLORATION PROGRAM

		•	Cut channel samples at previous site rock-chip panel.
Results consistent and higher.
1998	MASA	•	Detail sample/map QDD 130 continuous rock-chip
channel samples @1.7g/t Au.
		•	Contractor review of regional aeromagnetics.
		•	Diamond drill QDD area.

		•	Petrographic studies.
		•	Geologic mapping/sampling 1:500 scale.
1999	MASA	•	Diamond drill and reverse circulation drilling QDD.
		•	Metallurgical test work on core and cuttings.

		•	Structural mapping (1:250 scale) coincident with geochem
2000	MASA		program
		•	Reverse circulation drill program

		•	Rock geochem sampling
2003	MASA	•	Re-sampling of Anglo drill core

		•	Reverse circulation drill program
		•	Rock geochem sampling
2004	MASA	•	Channel sampling
		•	Re-logging of drill core
		•	Core drilling
		•	Reverse circulation drilling
		•	Rock geochem sampling
2005/2006	MASA	•	Geologic mapping
		•	Airborne geophysics
		•	Petrographic study
		•	Electron microprobe study

Detailed discussions of the 2005/06 drilling program are addressed in Sections 11 and 12.

10.1      Surface Sampling

Gualcamayo surface sampling results received prior to December 2004 were discussed in reports by Dircksen (2003) and Simpson (2004).

A total of 761 surface rock samples and 127 silt samples were collected from the Gualcamayo property between December 2004 and August 2006. Most were part of the ongoing regional exploration program but several chip sample lines were collected in the eastern QDD zone to help define the surface extents of the zone.

All samples were analyzed for gold plus 27 or 40 elements by ICP. Results for gold in the QDD area, including samples taken in earlier exploration programs, are shown graphically in Figure 10-1.

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MAGDALENA
AMELIA INES
EXPLORATION OFFICE
Quebrada del Diablo
2006 Resource
Rock Samples
Gold (ppb)
Silt Samples
Gold (ppb)
0
200
400
metres

Figure 10-1 Gold geochemistry for rock and silt samples

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10.2      Airborne Magnetic Survey

In January 2006 an airborne magnetic survey was completed over the project area by New Sense Geophysical Limited using a helicopter survey system. The total coverage of the survey block amounted to 1255 km. The data was re-processed by a geophysicist, Michael Zang on May 11, 2006. Excessive noise in the original database was suppressed, eliminating the ‘line effect’ visible in the original data. The resulting maps were used to generate targets for the ongoing regional exploration program on the property. Figure 10-2 illustrates the total magnetics using an automatic gain correction grid over the QDD deposit.

10.3      Topographic Mapping

In January 2005, new digital topographic base maps were created by PhotoSat Information Ltd. using IKONOS satellite data. Contour maps covering QDD and the surrounding areas were generated using an interval of 2 metres. Resolution of surface features using this method is analogous to resolving ridges 30 to 40 metres apart.

Problems with topography in the Quebrada del Diablo were partially resolved by re-working the data using additional control points. Portions of the contour maps were modified by hand where surveyed drill collars did not match the initial topography. Due to the presence of vertical walls and overhangs the quebrada still poses challenges in modeling and other survey methods are being investigated to help resolve them.

Photosat also generated regional maps using a 10 metre contour interval for use in reconnaissance mapping and sampling elsewhere on the property.

10.4      Satellite Imaging

In February 2005 a set of ASTER satellite images were generated by PhotoSat Information Ltd. for use in regional exploration. Various band combinations were used to develop images highlighting clay, silicate and sericite alteration as well as enhanced imagery to assist in bedrock mapping and structural analysis.

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Figure 10-2 Airborne Magnetic Survey - QDD Area

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11      DRILLING

11.1      Past Drilling Programs

Mincorp carried out core drilling at the Amelia Ines and Magdalena deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1475 metres from surface and underground workings.

All past drilling on the QDD deposit has been carried out by MASA in 1998, 1999, 2000 and 2004. This included both core and reverse circulation drilling.

The following tables summarize the drilling programs on the main deposits to date.

Table 11-1 QDD Drilling Summary

Program/Year	Core	Core	RC	RC
	(holes)	(metres)	(holes)	(metres)
MASA 1998	14	2,706
MASA 1999	19	3,337	9	1,400
MASA 2000			13	3,422
MASA 2004	4	712.6	26	7,168
MASA 2005	73	14,754	26	5,670
MASA 2006 (Jan-Aug)	38	9,796	43	8,233
Total	148	31,305	117	25,892

Table 11-2 Gualamayo Drilling outside QDD area

Program/Year	Core	Core	RC	RC
	(holes)	(metres)	(holes)	(metres)
Mincorp 1983-88	127	1,475
MASA 2000			3	365
MASA 2004			21	4,755
MASA 2005	11	1,661	13	2,620
MASA 2006 (Jan-Aug)	3	492	12	1,841
Total	14	2,153	49	9,581

11.2      2005/06 Drilling

EcoMinera Drilling of San Juan was selected as the principal RC drill contractor using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods.

Ninety-four reverse circulation drill holes totaling 18,363.5 metres were completed between January 2005 and August 25, 2006. Sixty-nine of the holes totaling 13,902.5 metres were drilled at QDD. One hole (104 metres) was completed at Amelia Ines and four holes (826 metres) drilled at Magdalena. Eight holes (1886 metres) were drilled to test other targets on the Gualcamayo property. Eleven condemnation holes (1645 metres) were also drilled with

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RC rigs in the QDD area to test potential leach pad and waste dump sites. No condemnation holes intersected significant gold mineralization but condemnation hole 06QDR-266 intersected significant molybdenite mineralization (0.48% Mo over 24 metres).

A list of the holes and collar coordinates are included in Appendix I. Drill hole locations are shown in Figures 11-3 and 11-4.

Figure 11-1 Reverse Circulation drilling at QDD

11.3      Core Drilling

In November, 2004, Major Perforaciones S.A. was contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes –90° to + 45° (Figure 11-2).

MASA completed 125 core holes between January 2005 and August 2006 totaling 26,702 metres. Almost 90% of these (111 holes for 24,549 metres) were infill and definition holes at QDD. Four holes (396 metres) were drilled at Amelia Ines, eight holes (1141 metres) at

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Magdalena and one hole (255 metres) at Target 3D. One hole was drilled north of the QDD deposit as a condemnation/exploration hole.

Figure 11-2 Core Drilling at QDD

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Figure 11 -3 2005/06 Drill hole locations -East Sheet

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Figure 11 -4 2005/06 Drill hole plan -West Sheet

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The 2005/06 drilling program was conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. For RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging.

Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The 2005/06 drilling at QDD was successful in confirming the continuity and expanding the extent of the mineralization both along strike and down dip. A table of the significant drill intercepts is included in Appendix II. The mineralized widths shown are not true thicknesses but simply the length of the interval. The mineralized zones are largely irregular in shape and true thickness was not used as a factor in resource estimation.

12      SAMPLING METHOD AND APPROACH

Sampling method and approach used in exploration programs completed prior to 2005 were assessed in the previous Technical Reports by P. Dircksen (2003) and R. Simpson (2004).

12.1      Reverse Circulation Drilling

The RC holes were drilled with a 5 ¼” bit and the drill material was collected on 2 metre intervals using a dry cyclone system. 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15kg). The two 25% split samples were bagged in heavy duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate coarse lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

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In 2005 the introduction of blind standards was started. The standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. The primary lab used was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile.

Down hole surveys were taken periodically for a series of RC holes using a single-shot instrument at approximately 50 metre intervals. The last 43 RC holes drilled at QDD in 2006 had not been surveyed at the time of this report. In the author’s opinion this will not have a significant impact on the resource estimate as past results indicate that RC holes rarely deviate more than a few degrees.

12.2      Core Drilling

Between January 2005 and August 2006, 125 diamond drill holes were completed totaling 26,702 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good to excellent in limestone and marble but moderate to poor in breccia zones. Overall core recovery averaged 82%.

The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two meter intervals or at a change in geology. All core was photographed prior to logging and sampling. Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

The introduction of blanks and standards into the sample stream was the same as for the RC drill program previously described.

Down hole surveys were taken using a single-shot instrument at approximately 50 metre intervals. Results indicated that holes tended to flatten slightly with depth but had no consistent change in azimuth.

12.3      Grab Sample and Rock Chip Sampling

A total of 263 rock chip grab samples were collected throughout the project area on a reconnaissance basis in 2005/06. Very little soil cover exists and therefore, the samples represent fairly continuous chip samples across outcrops and along road cuts. The samples were bagged and sealed with tamper-resistant seals for shipping.

13      SAMPLE PREPARATION, ANALYSES AND SECURITY

The methods of sample collection and preparation prior to dispatch of samples to the analytical lab and the security measures taken were discussed in the preceding section.

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RC drill samples were transported from the drill sites to camp via a rented 5 ton truck and were stored at camp site in an enclosed, secure warehouse. They were then shipped directly to the Alex Stewart laboratory facility in Mendoza via a commercial truck arranged through the lab. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Core samples were transported from the drill sites to camp via MASA pickup trucks and stored at the camp site in an enclosed, secure warehouse before being logged and split. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties and shipped directly to the Alex Stewart Laboratory in Mendoza. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

All samples were prepared and analyzed for Au and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures included:

1)	dry samples
2)	coarse crush- 70% passing 2 mm
3)	split 250 gm for pulp, and
4)	fine pulverize split to 85% passing 75 microns.

Gold was initially analyzed at Alex Stewart by Fire Assay on a 50 gm split and lab checks were performed on every 10th sample. Starting in July, 2005 the split size was reduced to 30 gm in order to eliminate periodic over boiling problems in the crucibles caused by the high carbonate content. Alex Stewart believed that reducing the split size would not be detrimental to the validity of the assay due to the fine grained nature of the gold (1-10 microns). To verify this, fire assays were carried out on two drill holes previously analyzed using the 50 gm split. No significant differences were observed between the original assays using a 50 gm split and the 30 gm pulp re-checks (Figure 13-1).

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Figure 13-1 Comparison of fire assays using 50 gm and 30 gm splits

Samples with gold assays exceeding 10 g/t were routinely re-checked using a gravimetric finish. A 37 element ICP suite including silver was scanned using aqua regia digestion.

All pulps are returned and maintained in long term secure storage in the company warehouse. Select reject samples are organized in labeled rice bags and stored in a secure area at Camp Gualcamayo. Bags are systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

All preliminary data is e-mailed from the lab to the MASA San Juan office. Final assays are e-mailed and final assay certificates mailed to MASA San Juan and are filed in binders. Final assay results are e-mailed to corporate headquarters in Vancouver. The summary digital logs are incorporated into a database for map plotting and deposit modeling.

14      Data Verification

Following database compilation of the drill results, an assay report of all Y2005-2006 holes was manually checked against the original hard copy assay certificate. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before resource/reserve estimates or news releases containing drill hole assay data are released to the public.

Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any

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inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

During the 2006 drill program, three core holes were twinned with RC holes to test for variability between the two methods as well as local variation in grade distribution. Previous studies described in the Technical Report by Simpson (2004) have indicated that results from core drilling may underestimate gold content of breccia zones due to the loss of fine matrix material. Amec Ltd. was engaged to supervise the 2006 program and provide analysis of the results. Although the study is incomplete, initial results indicate that where core recovery drops below 75% there is a loss of gold compared to the twin RC holes (Figure 14-1).

Figure 14-1 Core Recovery vs Grade Difference in Twinned Holes

14.1      Standards

Site specific standards have been used since December 2004 to monitor laboratory performance. A set of three standards were prepared from RC Drill duplicate material by Alex Stewart Laboratory and then subject to a round robin analysis to derive the statistics used for monitoring. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. The reference values were 620, 1280 and 2260 ppb gold. These were derived from the median based on testing at three labs.

A second set of standards was prepared in mid 2006 as the initial set was depleted. The mean values from the round robin testing at five labs were 500, 1110 and 2760 ppb gold.

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Sample sequence charts (Figures 14-2 to 14-4) show acceptable performance with virtually all samples within 2 standard deviations of the mean.

Figure 14-2 Sample sequence charts - low standards

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Figure 14-3 Sample sequence charts - medium standards

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Figure 14-4 Sample sequence charts - high standards

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14.2      Blanks

As a check to monitor possible contamination, blank samples were inserted immediately following a suspected mineralized drill hole intercept as determined by the RC drill site geologist or core logger.

The blank material used since 2004 was derived from crushed dolomite/limestone from Minera Tea, a commercial quarry near San Juan. It has a high Mg content which gives a unique ICP signature.

There were a few instances of blank analyses carrying gold values above detection limit and in these cases reject samples were re-run. In all of these cases the ICP signatures of the material labeled as blanks showed that sample mislabeling was the cause.

14.3      Check Assays

Rig duplicates were inserted to monitor analytical precision at the primary lab and were also sent to the check lab for further verification. Figure 14-5 shows the results of the duplicate analysis comparison between the primary lab (Alex Stewart) and the check lab (ALS-Chemex).

Figure 14-5 Rig duplicate check assays comparison between labs

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For every 20th sample of each hole, duplicate rejects and pulps were sent to the check lab (ALS-Chemex). During routine sample preparation procedures, Alex Stewart was directed to prepare a second 250 gram coarse reject split and ship these splits directly to ALS-Chemex where new pulps were prepared and analyzed for gold. For pulp checks, Alex Stewart prepared a duplicate pulp and submitted it to ALS-Chemex. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Analytical precision of the rig, coarse reject and pulp duplicate data was evaluated through the use of absolute relative difference (ARD) plots against percentile rank of the duplicate sample pairs (Figure 14-6). Generally recommended precision levels at the 90% confidence limit are <30% ARD for rig duplicates, <20% for coarse duplicates and <10% for pulp duplicates. The results for the rig duplicates and pulp duplicates are higher than these levels but are considered adequate for a gold deposit. Where results did not meet acceptable criteria, pulps or rejects were rerun to try to explain the differences. If an explanation was evident, the new result was used in graphing.

Figure 14-6 Percentile ranked ARD chart for check samples

Twenty samples assaying in excess of 10 g/t were re-checked using fire assay with a gravimetric finish. Results were comparable to the initial fire assay (Figure 14-4).

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Figure 14-7 Gravimetric Assay Checks

15      ADJACENT PROPERTIES

Adjacent properties were discussed in “Gualcamayo Gold Project, Argentina – Technical Report” (Dircksen, 2003). In this report it was erroneously stated that the Salamanca property, 100% owned by MASA, was subject to a 5% net profits royalty. It is actually subject to a 1% net smelter royalty.

16      MINERAL PROCESSING AND METALLURGICAL TESTING

Viceroy has conducted ongoing metallurgical testing of samples for the Gualcamayo project since 1998. The objective of the testing is to provide a reasonable recovery estimate for either a crushed heap leach or conventional milling/CIP process. Testwork performed has focused primarily on material from QDD, with limited testwork performed on Amelia Inés and Magdalena.

16.1      Metallurgical Testwork 1998-2006

The following briefly summarizes all the testwork programs conducted since 1998.

  December 1998; 16 bottle-roll leach tests conducted by RDi, Colorado. The results obtained indicated that the samples were amenable to cyanidation.
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  February 1999; 13 bottle-roll leach tests conducted by RDi, Colorado. The results confirmed the previous test results and established the relationship between recovery and degree of oxidation.
  May 1999; 140 bottle-roll leach tests conducted at the Brewery Creek laboratory, Yukon Territory. The results were used for the compilation of the database to establish relationships between recovery and lithology, degree of oxidation, head grade and depth of origin of the sample, as well as detailing the reagent consumption values.
  May 1999; 20 bottle-roll leach tests conducted by RDi, Colorado. The results were used to establish a recovery versus particle size fraction relationship.
  June 2000; 90 bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The test results were used to augment the overall database.
  September 2000; 2 column leach tests and 8 bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The results were used to establish column leach test data to be used for design purposes.
  Test date August 2004; 58 bottle-roll leach tests conducted by the National University of San Juan, Argentina. The test results were used to expand the database of leach test results.
  Test date December 2004; 74 bottle-roll leach tests conducted by the National University of San Juan, Argentina. The results of these tests were also used to augment the database of leach test results accumulated to date.
  November 2005; 6 bucket-stir leach tests conducted by RDi, Colorado. The results of these tests were used to simulate column test conditions using a lithologically composited sample.
  November 2005; 4 bucket-stir leach tests conducted by RDi, Colorado. The results of these tests were also used to simulate column test conditions using hand-picked rock samples from the QDD deposit.
  January 2006; 8 bottle-roll leach and CIP tests conducted by RDi, Colorado. The tests were conducted to establish any preg-robbing characteristics.
  February 2006; 46 in-situ density and moisture content determinations performed by RDi, Colorado.
  March 2006; 2 low energy Bond Impact and Abrasion tests performed by Phillips Enterprises LLC, Colorado, on behalf of RDi, Colorado. The tests were done to determine the crushing power requirements and the abrasion index of the samples.
  March 2006; 12 bottle-roll leach and CIP tests conducted by RDi, Colorado. The tests were performed to confirm any preg-robbing characteristics observed in previous testwork.
  March 2006; 10 column tests and corresponding bottle-roll tests conducted by the National University of San Juan, Argentina under the supervision of RDi. The tests were conducted to obtain heap leach data of QDD material for design and feasibility study purposes.
  March 2006; 6 apparent specific gravity determinations conducted by Process Research Associates, Vancouver, BC. These tests were conducted to confirm the previous bulk density determinations.

Additional testwork is in progress and expected to be completed in Q4 2006:

  Bottle roll tests of 2005 drill core at RDI, including 23 conventional bottle rolls plus 4 sets of preg robbing bottle roll tests.
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  Four column tests of near-surface excavated ore taken from the QDD resource. These tests are being conducted to confirm recovery versus crush size for ore sizes of 1”, 2” and 3”.

The bottle roll testwork results for each lithological rock type are summarized in Table 16-1

Table 16-1Lithological Bottle Roll Average Gold Recovery vs. Degree of Oxidation

Lithology	Degree of Oxidation (%)
	Sulphide, 0- 40%	Mid-Oxide, 40-70%	Oxide, 70-100%
Limestone	46.6	65.0	82.9
Porphyry	31.7	82.8	85.3
Marble	73.7	57.7	85.0
Breccia	43.7	71.3	82.5

The ‘degree of oxidation’ is the apparent degree of oxidation of the pyrite (sulphide minerals) in the samples as visually estimated by geologists during core logging. As such, it is regarded as a relatively subjective value. However a significant correlation was observed between degree of oxidation and recovery, and therefore for the purpose of predicting average recovery, the degree of oxidation has been divided into the three categories shown. The present resource is estimated to consist of 93% oxidized material, 3% mid-oxide material, and 4% sulphide material and based on the proportion of ore from each rock type, the overall gold recovery extraction has been estimated at 80%.

Table 16-2 Column Test Average Recovery

Composite Ore Description	Sample Source	Crush size, mm (100% passing)	Quantity of Columns Tested	Calculated Head grade (g/t)	Average Recovery (%)
Average grade	HQ core	25	4	1.04	80.2
Average grade	HQ core	13	1	1.02	81.9
High grade	HQ core	25	1	1.55	73.9
Low grade	HQ core	25	1	0.50	74.1
Sulphide	HQ core	25	1	0.66	47.5
Portezuelo Blanco	Excavated	100	1	1.95	80.3
road cut
Portezuelo Blanco	Excavated	25	1	2.55	87.2
road cut

The ten column test results are summarized in Table 16-2. Column leaching was rapid, with extraction leveling out after 21 days. The recorded lime addition was between 1.1 to 1.7 kg/t for oxide material, and 2.5 kg/t for the sulphide column. Cyanide consumption varied from 0.14 to 0.23 kg/t for oxide materials, and 0.50 kg/t for the sulphide sample. Solution was applied to the columns at a rate of 0.20 l/min/m2, with a concentration of 0.5 g/L NaCN. Column tests of average grade material were also performed with reduced solution feedrate and reduced cyanide concentration, which resulted in lower recoveries of 71.3% and 75.9% respectively. Increased recovery was observed with finer crush size, with recovery being lesser at sizes greater than 25mm.

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Analysis of the column testwork to date indicates that an extraction of 80% is obtainable for the mined material when crushed to 80% passing 25 mm, or 1 inch. The overall cyanide consumption is expected to be about 0.2 kg/t. Lime consumption is expected to be less than 1.5 kg/t.

16.2      Bulk Sample Test Work 1985-1988

A number of metallurgical tests were carried out between 1985 and 1988 for Mincorp in the labs of Grupo AMSA in Nova Lima, Brazil. Most of the tests were performed on bulk samples collected from underground workings at Amelia Ines, Magdalena and Mina Belgrano and included diagnostic leach testing, cyanidation in bottle rolls and flotation tests. Following the acquisition of Mincorp’s 40% interest in the Gualcamayo project in 2002, Viceroy received a binder containing several reports and memoranda pertaining to this work. Unfortunately, many sample locations were either not disclosed or poorly documented. In general the tests showed the material to be highly variable in sulphide content and mineralogy with the proportion of free gold varying from 42 to 85%. Diagnostic leaching indicated that 40 to 70% of the gold was amenable to direct cyanidation.

17      MINERAL RESOURCE ESTIMATE

17.1      Databases – General Description

This mineral resource update for the QDD deposit is based on analytical data from core and RC drilling supplemented in part by surface channel samples. All of the sampling and drilling on QDD was carried out by MASA between October 1998 and September 2006. Details of the drilling programs are summarized in Sections 11 and 12. Surface chip sample data was used to assist in modeling the surface extent of the mineralized zones but was not used for grade estimation.

A program of continuous saw-cut channel sampling was carried out in the fall of 2004 in order to provide data for the resource estimation in areas of rugged topography near the east and west extremities of the QDD mineral zone. The program was specifically designed to supplement the drill data in these areas.

The various data sets are stored in Excel worksheets and were imported into Surpac Vision software for modeling, compositing and block model estimation. A combined master database is presently being compiled using Microsoft Access software.

A summary of previous drilling programs is presented in the table below:

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Table 17-1 QDD Drilling Summary

Year	Core Drilling		RC Drilling		Combined		Series
	Holes	Total m	Holes	Total m	Holes	Total m
1998	14	2,706.3			14	2,706.3	001-014
1999	19	3,336.7	9	1,400.0	28	4,736.7	015-042
2000			13	3,422.3	13	3,422.3	043-058
2004			26	7,167.5	26	7,167.5	059-105
2004	4	712.6			4	712.6	105-109
2005	73	14,753.6	26	5,669.5	99	20,423.1	110-230
2006	38	9,795.6	43	8,233.0	81	18,028.6	231-327
Total	148	31,304.8	117	25,892.3	265	57,197.1

The raw assay statistics for intercepts within the mineral zones are shown in Table 17-2. The frequency distribution (Figure 17-1) approaches log normal distribution and exhibits no clear bimodal character.

Table 17-2 Statistics - Raw Assay Samples

	Au g/t	Au capped at 7 g/t
n	1	2
Minimum	0.002	0.002
Maximum	38.660	7.000
Mean	0.931	0.897
Standard Deviation	1.464	1.179
Variance	2.144	1.391
Coefficient of Variation	1.573	1.315

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Figure 17-1 Frequency Distribution of Raw Assays

17.2      DEPOSIT MODELING

The eastern QDD gold zone is a broadly tabular body extending approximately 750 metres in an east-west direction, 240-300 metres wide and varying in thickness from 50-150 metres. The zone crops out on the north-facing cliffs of Cerro Diablo and along the lower wall of the Quebrada del Diablo canyon to the west and at Portezuelo Blanco to the east. West of the canyon, two south-dipping zones extend westward from Portezuelo Belgrano for at least another 500 metres.

The QDD deposit has been tested by 151 core and 117 RC drill holes over an area measuring approximately 1500 metres east to west, between 100 and 400 metres north to south and between elevations ranging from 1700 to 2550 metres ASL. A relatively small zone measuring less than 100 metres in diameter lies about 200 metres north of the main deposit and is believed to have once been part of the main zone with the intervening area removed by erosion and possible fault displacement.

Due to the rugged topography at QDD, a regular drilling grid was impossible to establish. As a result the drill spacing is irregular and the drilling directions vary considerably in both dip and azimuth. One of the main goals of the 2005/06 drilling program was to fill in gaps in previous drilling. As a result the average sample spacing for the estimated portions of the east zone is approximately 43 metres. The spacing increases in the western portions to 47 and 52 metres in the upper and lower zones respectively.

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The deposit geology was interpreted by the project geologists on vertical cross sections oriented north-south and SW-NE. A 0.2 g/t Au grade cutoff was used as a rough guideline to establish the mineral zone outlines. The sectional geology was imported into Surpac and the mineral zones were modeled as 3-Dimensional solid objects. Five main zone domains were created:

1)	East Zone: Contains the bulk of the deposit and extends from Ptz. Belgrano east to Ptz. Blanco.
2)	Upper West Zone: An undulating zone extending westward from Ptz. Belgrano.
3)	Lower West Zone: A south dipping zone extending west northwest from Ptz. Belgrano.
4)	Satellite Zone: A small isolated zone previously labeled “Target 11” located approximately 200m north from the western portion of the Eastern Zone.
5)	Intrusive-hosted zone: Mineralization in porphyry bodies in the Ptz. Belgrano vicinity.

Figure 17-2 Mineral zone model of QDD deposit

Solid models were also created for the Los Sapitos dolomite, intrusive bodies (Figure 17-3) and for a small conglomerate unit intersected west of the quebrada. A 3D surface was modeled in order to simulate a ‘marble line’ and differentiate between limestone and marble. The carbonate breccia bodies were differentiated by a nearest neighbour interpolation using 10 metre composites and an 80 metre isotropic search.

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Model blocks were coded based on the majority of the block within the various rock types as shown the Table 17-3 and Figure 17-4.

The oxidation level of the drill samples was estimated during core and chip logging by noting the absence or presence of sulfide mineralization. This data was used to estimate the oxidation level of the blocks.

Figure 17-3 Perspective view of 3D Models of intrusive bodies

Table 17-3 Model Lithology Codes

Code	Lithology
11	Limestone
12	Dolomite
20	Conglomerate
31	Porphyry
40	Marble
50	Carbonate Breccia

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Figure 17-4 Perspective view of geologic model by block coding

17.3      COMPOSITING

The portions of drill holes intercepting each zone were composited into 2m lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. Three channel samples that were greater than 4 metres in length were split into 2 intervals. The remaining channels measuring between 1 and 4 metres in length were treated as individual composites with an average width of 1.9 metres. A total of 114 composites were derived from channel samples, 4175 from RC drill samples and 5305 from drill core samples.

The composite statistics for QDD are shown in Table 17-4. The gold distribution approaches log-normal distribution (Figure 17-5) and shows no evident bimodal nature.

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Table 17-4 QDD Composite Statistics

	Au g/t	Au capped at 7 g/t
n	9612	9612
Minimum	0.005	0.005
Maximum	30.358	7.000
Mean	0.943	0.909
Standard Deviation	1.374	1.135
Variance	1.888	1.888
Coefficient of Variation	1.458	1.249

Figure 17-5 Histogram of Au distribution in composites

A series of 10 metre composites were also created using similar methodology in order to carry out a nearest-neighbour estimate used for model validation (Section17.9) .

The estimated oxidation level data was composited in 2 metre lengths for intrusive and intrusive breccia (codes 31 and 54) and 5 metre lengths for all other rock type. The summary statistics by lithology are shown in the following table.

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Table 17-5 Oxidation by rock type

Rock Unit	Comp length (m)	Mean	Std Dev.	Median
31	2	39	45	5
54	2	55	45	74
20	5	72	37	90
11	5	96	16	100
12	5	94	21	100
40	5	94	18	100
50	5	91	25	100

17.4      Density

Specific gravity measurements have been performed on 208 drill core specimens from the QDD deposit and adjacent areas between 1999 and 2006. Summary statistics for the main lithologies are shown in the following table.

Table 17-6 QDD Bulk density measurements

Lithology	Number of Analyses	Mean	Median	Std Dev
Limestone	11	2.66	2.69	0.10
Dolomite	8	2.72	2.75	0.08
Marble	71	2.81	2.71	0.32
Breccia (Carbonate)	79	2.65	2.68	0.19
Intrusive	18	2.47	2.56	0.20

The presence of larger scale voids and open or partially-filled karst cavities has been noted in all carbonate units. The impact of these on the overall bulk density of units has not been assessed. It is presently assumed that the smaller voids within the tested core samples reflect the overall density.

The SG values were assigned to the model blocks based on the lithology. The median values were used with the exception of the carbonate breccia where the lower mean value was assigned. A value of 2.70 was assumed for the conglomerate which was intersected in several 2006 drill holes west of the quebrada.

17.5      Grade Capping

Grade distribution in drill hole data was examined to determine if grade capping or special treatment of high outliers was warranted. The probability plot (Figure 17-6) shows a change of slope above the 9 g/t level and scattered outliers above 20 g/t. Based on this a top-cut of 20 g/t was adopted.

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Figure 17-6 Log probability distribution plot of Au assays

A decile analysis of all raw drill data within the QDD zones was performed (Table 17-7) and it was determined that values above the 99th percentile (rounded to 7.0 g/t Au) level should be restricted in influence to an area corresponding to the block size (10m). Beyond this limit the values were capped at 7 g/t prior to compositing. A total of 91 drill hole intervals and 6 channel samples assayed over 7 g/t Au. A total of 132 or 1.4% of the composites were affected.

Table 17-7 Decile analysis

Decile	No. of Samples	Grams Au/Tonne			Contained Metal
		Average	Min	Max	Grams	% Total
0- 10	1011	0.05	0.00	0.09	83.05	0.46
10- 20	1011	0.13	0.09	0.17	230.33	1.27
20- 30	1011	0.21	0.17	0.26	408.86	2.25
30- 40	1011	0.32	0.26	0.37	601.77	3.31
40- 50	1011	0.44	0.37	0.50	832.80	4.59
50- 60	1011	0.59	0.50	0.68	1121.38	6.17
60- 70	1011	0.80	0.68	0.93	1537.01	8.46
70- 80	1011	1.12	0.93	1.34	2142.52	11.80
80- 90	1011	1.68	1.34	2.19	3225.16	17.76
90-100	1011	4.17	2.19	38.66	7980.84	43.94

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Decile	No. of Samples	Grams Au/Tonne			Contained Metal
		Average	Min	Max	Grams	% Total
90- 91	101	2.27	2.19	2.36	441.02	2.43
91- 92	101	2.44	2.36	2.52	468.66	2.58
92- 93	101	2.62	2.52	2.72	500.19	2.75
93- 94	101	2.85	2.72	2.98	558.40	3.07
94- 95	101	3.12	2.98	3.30	581.76	3.20
95- 96	101	3.47	3.30	3.68	648.69	3.57
96- 97	101	3.95	3.69	4.24	733.26	4.04
97- 98	101	4.63	4.24	5.06	894.18	4.92
98- 99	101	5.85	5.07	6.93	1118.82	6.16
99-100	101	10.36	6.93	38.66	2035.86	11.21
Total	10110	0.96	0.00	38.66	18163.72	100.00

17.6      Variogram Analysis

Pairwise relative semi-variograms for Au were modeled independently for the three main zones and the intrusive-hosted mineralization in order to determine search parameters and anisotropy. Nested spherical models with two structures were fitted to directional semi-variograms for all but the intrusive zone where a single spherical model was used. Moderate anisotropy was evident in the east and upper west zones (Figures 17-7 and 8). There was no significant anisotropy found in the lower west or intrusive-hosted zones. Results are summarized in the following Table 17-8.

Figure 17-7 East zone pairwise relative semi-variograms for 3 principal axes

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Figure 17-8 Lower west zone pairwise relative semi-variograms for 3 principal axes

Table 17-8 QDD semi-variogram parameters

Zone	Direction	co	c1	r1	c2	r2
Eastern	Az 270 Dip -20	0.25	0.269	16.729	0.126	69.5
	Az 180 Dip 0	0.25	0.1455	13.251	0.1148	69
	Az 270 Dip +70	0.25	0.1455	13.251	0.1148	49
West Upper	ISOTROPIC	0.25	0.089	7.94	0.14	62.7
West Lower	Az 285 Dip -12	0.25	0.185	12.52	0.31	65.8
	Az 195 Dip -30	0.25	0.185	12.52	0.31	49.4
	Az 195 Dip +60	0.25	0.185	12.52	0.31	45.78
Intrusive	ISOTROPIC	0.25	0.709	40

The small satellite zone to the north did not have sufficient data to develop variogram models and was assumed to be the same as the eastern zone.

17.7      Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 10x10x10 metres. The parameters of the model are summarized in the following table:

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Table 17-9 QDD block model parameters

	Min	Max	Extent	Block Size	Number of Blocks
X	2534300	2536500	2200	10	220
Y	6712400	6713700	1300	10	130
Z	1700	2700	1000	10	100

Block values were estimated by ordinary Kriging and by for the three main. Search ellipsoids and search ranges were derived using the variogram model parameters as shown in the table below.

Table 17-10 QDD block model search parameters

Zone	Interpolation Method	Number of Composites Used	Ellipsoid Orientation			Max Search Distance	Anisotropy Ratios
			Azim	Plunge	Tilt		Major / Semimajor	Major/ Minor
Eastern*	Kriging	7331	270	-20	0	139	1	1.42
West Upper	Kriging	1828	-	-	-	125	1	1
West Lower	Kriging	2636	285	-12	30	132	1.33	1.44
Intrusives	Kriging	1023	-	-	-	60	1	1
* including isolated satellite zone to north

The individual zones were estimated in three passes, the first using 1/3 of the variogram range, the second the full range and the final pass extending to twice the range. Hard boundaries were imposed between the upper and lower west zones and for the intrusive model such that composites outside these areas were excluded from the estimate. Soft boundaries were used along strike between zones as the division was interpreted to be gradational.

Since the composite length of 2 metres was much smaller than the block dimension of 10 metres, a minimum of 10 to 15 composites was required to estimate a block. An octant search was used for the first two passes with samples required in 6 of the adjacent octants for the initial pass and 5 for the second pass.

Table 17-11 QDD block estimation parameters

Zone	Pass	Search Type	max dist	min comps	max comps	max/hole
Eastern	1	Octant	23	15	40	10
	2	Octant	70	15	50	10
	3	Ellipsoidal	139	10	50	15
West Upper	1	Octant	21	15	40	10
	2	Octant	63	15	50	10
	3	Ellipsoidal	125	10	50	15
West Lower	1	Octant	22	15	40	10
	2	Octant	66	15	50	10
	3	Ellipsoidal	132	10	50	15
Intrusive Hosted	1	Ellipsoidal	20	10	50	10
	2	Ellipsoidal	40	15	50	10
	3	Ellipsoidal	80	10	50	15

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The block percent below topography was assigned to each block. The final resource statistics were weighted by the block percent such that only the percentage of each block below surface was used. Blocks within zones were determined by having greater than 50% of the volume contained within them.

Figures 17-9 to 17-11 show block grade estimates in representative cross sectional views through the QDD deposit. Figures 17-12 and 13 illustrate the position of the mineralized zones at QDD.

Figure 17-9 Cross section of block model grades – Eastern QDD zone

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Figure 17-10 Cross section of block model grades – Central QDD zone

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Figure 17-11 Cross section of block model grades – Western QDD zone

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Figure 17-12 Perspective view of QDD looking south showing 1 g/t and 0.5 g/t Au grade shells and drill holes

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Figure 17-13 Perspective view of blocks >= 0.3 g/t Au

The oxidation level of each block was estimated by inverse distance to the third power (ID3). The rock units were estimated separately using an isotropic search distance of 150 metres.

17.8      Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The estimated blocks were classified as measured, indicated or inferred based initially on the three kriging passes utilizing the search parameters shown in Table 17-11. The maximum search distance for the measured category was 1/3 the total variogram range which varied from 20 to 23 metres depending on the zone domain. At least 6 samples were required in adjacent octants and a maximum of 10 samples (2 metre composites) were permitted from a single hole.

In order to be classified as indicated, five adjacent octants were required to contain samples and the maximum search distance was restricted to the maximum variogram range for each domain. A maximum of 10 samples were permitted from a single drill hole.

All other estimated blocks were assigned to the inferred category.

In some areas isolated blocks or groups of blocks were upgraded from ‘inferred’ to ‘indicated’ even though they may have failed to have the minimum number of octants filled to be estimated in the 2nd pass. These were mainly areas close to surface or along ridges where the topography precluded the octant requirements. In other areas ‘indicated’ blocks were re-assigned to the ‘inferred’ category if confidence in the geologic model was deemed low such as in the deep extension of the western zone.

The following figures illustrate the distribution of the three classes in perspective, plan view and cross section.

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Figure 17-14 Model Classification

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Figure 17-15 Plan view of QDD block model showing block classification

Figure 17-16 Sectional view of QDD block model showing block classification

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17.9      Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed good correlation with adjacent composite grades.

The mean of the global block grades at zero cutoff compare very well with the global means of the capped composites and raw assay data (Table 17-2).

Table 17-12 Global mean grade comparison

Kriged Blocks g/t Au	ID3 Blocks g/t Au	Capped mean grades g/t Au		Uncapped mean Grades g/t Au
		comps	raw data	comps	raw data
0.90	0.90	0.91	0.90	0.94	0.93

The model was also estimated using the inverse distance method to the third power (ID3). The search strategy was identical to the Kriged runs. A comparison of the grade-tonnage curves (Figure 17-17) shows a modest increase in tonnes and decrease in grade for the Kriged estimate over most of the cut-off range.

Figure 17-17 Grade tonnage curves comparing ID3 to Kriged estimate

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It is concluded that the block model constraints and search parameters have resulted in an acceptable level of smoothing in the Kriged estimate.

Swath plots were generated to assess the model for global bias by comparing Kriged, ID3 and nearest neighbour estimates on 50 metre panels through the deposit. Results show a good comparison between the three methods, particularly in the main portions of the deposit indicated by the bat charts.

Figure 17-18 Swath Plot - Section 6712300 North

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Figure 17-19 Swath Plot - 2300 Level

Figure 17-20 Swath Plot - Section 2536050 East

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Figure 17-21 Swath Plot - Section 2535850 East

Figure 17-22 Swath Plot - Section 2535850 East

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17.10     Mineral Resource Summary

The QDD mineral resource is summarized in table 17-11 reported at Au cut-offs grades ranging from 0.2 to 1.0 g/t.

Table 17-13 QDD Deposit 2006 Mineral Resource Estimate

Cutoff	MEASURED			INDICATED			MEASURED+INDICATED			INFERRED
Grade	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au
g/t Au	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)
0.2	7,121	1.043	239	68,716	0.846	1,869	75,837	0.864	2,108	14,346	1.142	527
0.3	6,720	1.090	236	67,251	0.859	1,857	73,971	0.880	2,093	13,856	1.174	523
0.4	6,054	1.171	228	62,732	0.895	1,805	68,786	0.919	2,033	13,476	1.197	519
0.5	5,264	1.280	217	55,421	0.954	1,700	60,685	0.982	1,916	12,513	1.253	504
0.6	4,431	1.417	202	46,589	1.030	1,543	51,020	1.064	1,745	11,129	1.341	480
0.7	3,795	1.546	189	38,179	1.114	1,367	41,975	1.153	1,556	9,863	1.430	453
0.8	3,299	1.666	177	30,863	1.201	1,192	34,162	1.246	1,368	8,328	1.554	416
0.9	2,894	1.781	166	24,382	1.295	1,015	27,276	1.347	1,181	6,399	1.769	364
1.0	2,496	1.913	154	18,889	1.396	848	21,385	1.456	1,001	5,076	1.985	324

The previous technical report (Simpson, 2004) stated the mineral resource at a base case cut-off grade of 0.5 g/t Au. The 2005 Preliminary Assessment (AMEC, 2005) calculated a break-even cut-off grade of 0.3 g/t based on a Learchs-Grossmann pit optimization study using a $400 gold price.

It is the author’s opinion that a cut-off grade of 0.3 g/t Au is a reasonable base case for the present mineral resource. However, due to the steep topography on the west side it is likely that underground mining methods will need to be considered for some higher-grade portions of the deposit. The size of the Inferred portion within the recently discovered lower west extension is estimated at 3.8 million tonnes averaging 2.23 g/t Au at a 1.0 g/t Au cut-off. The proportion of the resource that can be economically extracted by open pit methods will be established in an updated preliminary assessment presently underway.

18      OTHER RELEVANT DATA AND INFORMATION

The author is of the opinion that all known relevant technical data and information with regard to the Gualcamayo gold project has been reviewed and addressed in this Technical Report.

19      CONCLUSIONS AND RECOMMENDATIONS

Exploration work carried out on the Gualcamayo project since 1996 has identified a distal-disseminated gold deposit on the Gualcamayo property hosted by Ordovician carbonates. The QDD deposit is a strongly oxidized, silica-poor, high-level gold-arsenic system.

Results from the 2005/06 drilling programs have improved the understanding of the geologic controls to mineralization and grade continuity. The updated mineral resource for the QDD deposit is based on samples from 151 core and 117 RC drill holes.

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A comprehensive QA/QC program and extensive data validation procedures have been in place since 2004. Prior QA/QC procedures are deemed acceptable. Accuracy and overall precision of gold assays is considered good.

Geologic modeling involved the creation of 3D solids of geologic units and mineralized zones. Rock codes and corresponding specific gravities were assigned to each block in the model. The percent below the topographic surface was calculated and stored for each block.

Following geostatistical analysis, grades were estimated using Ordinary Kriging. For model validation purposes the blocks were also estimated using inverse distance to the third power and the nearest neighbour method. The mineral zone models were used to constrain the block model interpolation. The influence of higher grade samples (>7 g/t Au) was restricted and a top cut of 20 g/t Au was used.

Using a cut-off grade of 0.3 g/t Au the QDD deposit is estimated to contain a measured and indicated resource of 74 million tonnes averaging 0.88 g/t Au. An additional 13.9 million tonnes grading 1.17 g/t Au is classified as inferred.

The 2005/06 drilling has increased the tonnage in all resource categories. The grade has decreased slightly in the indicated category due to a lower-grade envelope used to constrain the grade model.

Due to the zone geometry and the steep topography it is likely that underground mining methods will need to be considered for some higher-grade portions of the deposit. The size of the Inferred portion within the recently discovered lower west extension is estimated at 3.8 million tonnes averaging 2.23 g/t Au at a 1.0 g/t Au cut-off. The proportion of the resource that can be economically extracted by open pit methods will be established in an updated preliminary assessment presently underway.

The ultimate limits of the QDD deposit have yet to be defined. Additional fill-in and definition drilling is recommended in order to bring inferred resources into the indicated category and to establish the extent of gold mineralization. Specific recommendations are:

  Infill and definition drilling of the deep west zone extensions should be continued.
  Additional infill and definition drilling is required in the Ptz. Belgrano area where internal waste is more predominant.
  Bulk sampling to assess the true bulk density of the mineralized zones and estimate the impact of fines losses on the deposit grade.
  Twinning of some older core holes by RC drilling in accessible areas where poor core recovery has been noted.
  Continued drilling of exploration targets west of QDD including Amelia Ines and Magdalena.
  Evaluation of the molybdenum potential of the skarns and intrusives.
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20	REFERENCES

Amec Americas Ltd., Jan 2005, Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project

Anglo American Corporation internal report, April 1988, Ensaios de Laboratorio Con Minerio Da Mina de Amelia Ines

Bonli, Thomas (University of Saskatchewan), July 2005, Electron microprobe analyses of polished thin-sections, Gualcamayo Au project, Internal Report

Bruno, Natalia E., 2005, Gualcamayo Mining District, Argentina: An Example of Carlin-type Au-Ag Deposits, Internal Report

Dean, J., Lynch, W., 1998, 1999, Summary Reports on Surface Sampling, Road Construction, and RC/DD Programs, Internal Reports.

Diment, R., November 2001, 2000 Exploration Progress Report, Gualcamayo Project, Internal Report.

Dircksen, Paul E., July 2003, Technical Report, Gualcamayo Gold project.

Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto "Lajitas Tamberías", Expediente Nº 425-497-2000

Hernandez, M., Dec., 2005. Informe de Impacto Ambiental, 3º Actualización, Etapa de Exploración, Proyecto Gualcamayo, Expediente Nº 520-1051-M-97

Hernandez, M., Dec., 2006. Informe de Impacto Ambiental, 4º Actualización, Etapa de Exploración, Proyecto Gualcamayo, Expediente Nº 520-1051-M-97

Hodder, R.W., March 2000, The Magdalena Prospect, Gualcamayo Project, Internal Report.

Hodder, R.W., August 1999, Compilation of 500 Scale Geologic Map Sheets, Plus Update on Rock Types, Structure, and Regional Setting, Gualcamayo Project, Internal Report.

Hodder, R.W., April 1999, Controls to Gold Mineralization, Gualcamayo Project, Internal Report.

Jordan, T.E., et al, 1993, Chronology of Motion in a Complete Thrust Belt: The Precordillera, 30-31 degrees S, Andes Mountains, Journel of Geology, 101, 135-156

Lynch, W., October, 2000, Gualcamayo Y2K Channel Sampling, Internal Memo

McLeod, J.A., Jan 2005, Teckcominco Global Discovery Lab report on petrographic study of six rock specimens, Internal Report

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Marquis, P.F., 2000, Gualcamayo Structural Program, Internal Report.

Minera Mincorp SA, 1988, Hualcamayo Project, Exploration Report and Evaluation of Results.

MRDI, January 2000, Minas Argentina, S.A., Review and Confirmation of Resource Model, Gualcamayo Gold Deposit Argentina.

Ray. G.E., 2003. Geological Observations at the Gualcamayo Gold Property, San Juan Province, Western Argentina, Internal Report.

RDI, 1998-1999, Progress Reports, Bottle Roll Cyanidation, Gravity, Gualcamayo Project, Internal Report.

RDI, July 2006, Metallurgical testing of Gualcamayo Samples, Argentina, Internal Report

Rowell, W.F. 1997, Evaluation of the Gualcamayo Gold Skarn System, San Juan Province, Argentina, Internal Report.

Rowell, W.F., 1998, Summary Report on the Gualcamayo Project, Internal Report.

Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo" Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998.

Sillitoe, R.H., 1986, Gualcamayo Gold Prospect, Mincorp Memo.

Sillitoe, R.H., July 2004, Controls on the Quebrada del Diablo Gold Mineralization, Gualcamayo Prooject, Argentina, Internal Report

Simon, W., C. Sumay, E. Meissl, y M. I. Lanzilotta, 1997. Geología y petrografía del Distrito Minero Gualcamayo, San Juan, Argentina. 7 Congreso Geológico Chileno. Actas, volumen 2, sesión temática 5: 1153-1157. Antofagasta.

Simpson, R.G., 1999 – 2001, Series of Internal Memorandums Summarizing Resource Estimates for Quebrada del Diablo and Amelia Ines, Gualcamayo Project, Argentina.

Simpson, R.G., Dec 2004, Update on Resources, Gualcamayo Gold Project, San Juan, Argentina

Thorson, John P., Feb 2006, Stratigraphy and alteration of the carbonate host rocks, Gualcamayo and Salamanca project areas, San Juan, Argentina, Internal Report

Thrall, Brad A., 2000, Metallurgical Testing Progress Report, Preliminary Recovery Model, Gualcamayo Project, San Juan, Argentina, Internal Report

Viceroy Resource Corp., 1999, NaCN Bottle Roll Tests, Internal Memorandum.

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Viceroy Resource Corp., 1999, The Gualcamayo Project: A Project Scoping, Viceroy Technical Services Group, Internal Report.

Zang, Michael W., 2006, Geophysical Consultation report on New-Sense Airborne Geophysical Survey, Gualcamayo Property, Argentina, Internal Report

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Certificate of Author

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.	I am president of GeoSim Services Inc.

2.	This certificate applies to the report entitled “Mineral Resource Update, Gualcamayo Project, San Juan Province, Argentina” dated Sept 12, 2006.

3.

I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

• 1975-1993 Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.
• 1993-1999 Self employed geological consultant specializing in resource estimation and GIS work
• 1999 – Present: President, GeoSim Services Inc.

4.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of NI

43-101 due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.	I have visited the property most recently from August 9 - 15, 2006.

6.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43 101.

7.

I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement involves the following technical reports prepared for Viceroy Exploration Ltd.

• Dec. 2004: Update on Resources, Gualcamayo Gold Project, San Juan, Argentina by GeoSim Services Inc.
• Jan 2005: Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project, AMEC Americas Ltd.

8.	I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 12 day of September, 2006

(signed)

Ronald G. Simpson, P.Geo.

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APPENDIX I
2005/06 DRILLING – SITE LOCATIONS
(Including 4 core holes from 2004 not listed in previous Technical Report)

2004/06 Core Drilling Program

Drill Hole Collar Locations

Hole-ID	EASTING	NORTHING	ELEV	LENGTH	AZIM	DIP	AREA	Purpose
04QD-106	2535647.51	6713105.66	2135.00	124.75	217.00	-33.00	QDD	Exploration
04QD-107	2535646.66	6713104.60	2138.36	119.80	214.50	20.00	QDD	Exploration
04QD-108	2535654.83	6713105.60	2134.50	240.70	140.50	-50.50	QDD	Exploration
04QD-109	2535656.36	6713107.35	2134.50	227.35	166.50	-60.00	QDD	Exploration
05QD-110	2535658.06	6713108.91	2134.50	40.80	153.00	-65.00	QDD	Exploration
05QD-111	2535657.16	6713110.04	2134.50	71.75	153.00	-82.00	QDD	Exploration
05QD-112	2535649.41	6713106.76	2134.50	154.40	192.00	-54.00	QDD	Exploration
05QD-113	2535627.75	6713157.57	2123.00	146.75	15.00	-4.50	QDD	Exploration
05QD-114	2535627.90	6713157.63	2124.17	104.50	21.50	19.00	QDD	Exploration
05QD-115	2535630.29	6713156.13	2124.66	225.25	58.50	20.00	QDD	Exploration
05QD-116	2535629.79	6713156.08	2126.38	168.15	62.50	43.00	QDD	Exploration
05QD-117	2535629.01	6713156.83	2124.59	141.50	45.00	26.00	QDD	Exploration
05QD-118	2535627.75	6713157.57	2126.08	89.35	29.00	45.00	QDD	Exploration
05QD-119	2535636.56	6713148.75	2125.61	270.15	90.50	30.00	QDD	Exploration
05QD-120	2535599.49	6713177.35	2114.79	107.30	23.00	10.00	QDD	Exploration
05QD-121	2535596.85	6713177.78	2116.55	92.30	355.00	28.00	QDD	Exploration
05QD-122	2535572.28	6713155.45	2107.50	109.30	52.00	-62.00	QDD	Exploration
05QD-123	2535575.12	6713154.65	2107.50	120.10	110.50	-75.00	QDD	Exploration
05QD-124	2535573.18	6713148.91	2111.00	168.55	198.00	26.50	QDD	Exploration
05QD-125	2535573.36	6713149.93	2108.00	138.65	198.00	-25.00	QDD	Exploration
05QD-126	2535517.89	6713242.40	2075.60	138.20	59.00	-73.00	QDD	Exploration
05QD-127	2535526.04	6713177.30	2094.02	148.70	224.00	16.50	QDD	Exploration
05QD-128	2535525.55	6713177.02	2095.91	124.10	224.00	38.50	QDD	Exploration
05QD-129	2535548.59	6713193.28	2088.00	143.80	50.00	-78.00	QDD	Exploration
05QD-130	2536070.20	6713018.77	2491.00	200.20	165.00	-60.00	QDD	Exploration
05QD-131	2535552.14	6713198.64	2093.32	68.60	21.00	28.00	QDD	Exploration
05QD-132	2535865.56	6713049.54	2448.21	279.80	240.00	-65.00	QDD	Exploration
05QD-133	2535441.93	6713246.41	2118.26	191.20	219.00	5.00	QDD	Exploration
05QD-134	2535986.39	6713123.21	2420.00	349.00	160.50	-55.00	QDD	Exploration
05QD-135	2535442.49	6713245.98	2121.74	243.70	210.00	32.00	QDD	Exploration
05QD-136	2536054.75	6713157.17	2408.50	310.55	130.00	-62.00	QDD	Exploration
05QD-137	2535349.71	6713269.88	2106.13	194.00	203.00	-3.00	QDD	Exploration
05QD-138	2536353.89	6713096.22	2308.53	185.30	207.00	-70.50	QDD	Exploration
05QD-139	2535294.58	6713282.52	2095.63	176.55	204.00	28.00	QDD	Exploration
05QD-140	2536395.02	6713113.73	2306.59	280.85	175.00	-5.00	QDD	Exploration
05QD-141	2535241.44	6713298.43	2077.14	138.70	210.00	-1.00	QDD	Exploration
05QD-142	2535123.61	6713361.99	2063.80	188.10	214.00	0.00	QDD	Exploration
05QD-143	2535187.26	6713345.21	2066.04	280.80	211.00	0.00	QDD	Exploration
05QD-144	2535861.75	6713057.93	2448.00	352.20	330.00	-75.00	QDD	Exploration
05QD-145	2535116.68	6713364.76	2063.82	176.70	269.00	0.00	QDD	Exploration
05QD-146	2535999.25	6713103.89	2436.50	345.80	187.00	-80.00	QDD	Metallurgical
05QD-147	2535446.33	6713244.86	2116.34	221.10	180.00	-28.00	QDD	Exploration
05QD-148	2536047.27	6713138.15	2428.00	267.40	85.00	-83.50	QDD	Metallurgical
05QD-149	2535294.81	6713283.68	2092.71	193.10	203.50	-21.00	QDD	Exploration
05QD-150	2535974.67	6713131.91	2420.00	237.50	342.00	-82.50	QDD	Metallurgical
05QD-151	2535187.52	6713345.38	2065.19	292.45	210.00	-21.00	QDD	Exploration
05QD-153	2535231.62	6713298.37	2078.77	234.95	244.00	20.00	QDD	Exploration
05QD-155	2535120.62	6713362.29	2063.80	347.35	231.50	-1.00	QDD	Exploration
05QD-156	2535003.04	6713492.73	2028.20	288.60	264.00	13.00	QDD	Exploration
05QD-158	2535004.54	6713489.53	2030.96	367.70	225.50	25.00	QDD	Exploration
05QD-159	2534930.49	6713582.32	2033.01	322.50	265.50	25.00	QDD	Exploration
05QD-160	2535119.70	6713362.37	2066.51	250.20	219.00	29.50	QDD	Exploration
05QD-161	2535241.91	6713296.42	2079.24	178.90	209.00	25.50	QDD	Exploration
05QD-162	2535872.25	6713113.26	2408.00	472.00	268.00	-61.00	QDD	Exploration
05QD-163	2535241.86	6713297.01	2074.70	196.80	209.00	-35.00	QDD	Exploration
05QD-164	2535350.30	6713268.91	2108.61	191.60	194.00	23.50	QDD	Exploration
05QD-165	2535349.85	6713271.37	2106.25	206.20	211.00	-30.00	QDD	Exploration

Hole-ID	EASTING	NORTHING	ELEV	LENGTH	AZIM	DIP	AREA	Purpose
05QD-170	2535871.17	6713119.53	2408.00	423.30	323.50	-59.00	QDD	Exploration
05QD-171	2535447.36	6713242.32	2118.86	22.60	200.00	15.00	QDD	Exploration
05QD-172	2535447.71	6713243.61	2116.59	251.20	200.00	-15.00	QDD	Exploration
05QD-173	2535526.05	6713177.65	2091.42	140.00	178.50	-26.50	QDD	Exploration
05QD-174	2535526.27	6713177.32	2092.94	181.50	178.50	0.00	QDD	Exploration
05QD-175	2535526.20	6713177.15	2096.89	95.50	178.50	40.00	QDD	Exploration
05QD-179	2534802.59	6713824.04	2029.07	133.30	228.00	0.00	Amelia	Exploration
05QD-180	2534800.29	6713836.68	2029.21	131.50	301.00	1.50	Amelia	Exploration
05QD-183	2535873.34	6713119.49	2408.00	350.50	350.00	-56.00	QDD	Exploration
05QD-185	2534399.01	6713958.04	2077.58	60.85	223.00	-37.50	Magdalena	Exploration
05QD-188	2534317.86	6714043.99	2091.75	119.10	249.00	-45.00	Magdalena	Exploration
05QD-193	2534211.65	6714083.15	2101.47	191.20	64.50	-68.00	Magdalena	Exploration
05QD-195	2535874.33	6713114.85	2408.00	291.70	212.50	-42.50	QDD	Exploration
05QD-200	2535879.09	6713109.92	2408.00	145.00	154.50	-16.00	QDD	Exploration
05QD-201	2536050.76	6713150.56	2409.45	178.30	182.00	-17.00	QDD	Exploration
05QD-202	2534211.01	6714068.29	2101.08	219.20	189.00	20.00	Magdalena	Exploration
05QD-204	2536049.54	6713150.71	2409.81	239.30	197.00	-17.00	QDD	Exploration
05QD-205	2536108.99	6713192.86	2355.00	232.70	180.00	-43.00	QDD	Exploration
05QD-206	2534062.43	6714227.55	1996.81	161.20	160.00	-30.00	Magdalena	Exploration
05QD-207	2534063.23	6714227.50	1997.78	177.10	165.00	0.00	Magdalena	Exploration
05QD-208	2536104.98	6713194.70	2355.00	391.90	290.00	-37.50	QDD	Exploration
05QD-209	2534063.95	6714224.48	2000.24	89.60	165.00	20.00	Magdalena	Exploration
05QD-210	2536196.63	6713186.14	2341.50	136.90	165.00	-65.00	QDD	Exploration
05QD-211	2534061.81	6714220.64	2000.72	123.00	95.50	25.00	Magdalena	Exploration
05QD-212	2536192.36	6713187.71	2341.50	100.00	269.00	-48.50	QDD	Geotech
05QD-214	2536205.24	6713237.16	2313.00	140.00	19.00	-49.00	QDD	Exploration
05QD-217	2533935.51	6714093.94	2033.75	254.90	240.00	0.00	Target 3D	Exploration
05QD-218	2536164.65	6713267.65	2305.00	99.75	0.00	-49.50	QDD	Exploration
05QD-222	2536160.08	6713268.06	2305.00	100.10	280.00	-67.50	QDD	Exploration
05QD-224	2536131.73	6713220.09	2313.45	192.65	264.50	-17.00	QDD	Exploration
05QD-227	2536134.81	6713221.27	2313.00	106.70	307.00	-56.00	QDD	Exploration
06QD-233	2535971.00	6713129.50	2415.49	414.70	0.00	-90.00	QDD	Golder (pit wall)
06QD-234	2534675.45	6713934.37	2111.50	33.70	281.00	-45.00	Amelia	Met hole
06QD-236	2534675.42	6713937.36	2111.70	97.10	283.00	-38.00	Amelia	Met Hole
06QD-237	2535120.19	6713362.43	2065.60	217.70	229.50	20.00	QDD	Golder (pit wall)
06QD-238	2536374.08	6713158.61	2312.86	430.00	260.00	-70.00	QDD	Golder (pit wall)
06QD-239	2535182.85	6713345.54	2065.71	277.90	200.00	-5.00	QDD	Golder (pit wall)
06QD-240	2535598.73	6712641.16	2584.56	320.00	20.00	-65.00	QDD	Golder (pit wall)
06QD-241	2535184.46	6713344.97	2065.37	116.80	165.00	-5.00	QDD	Golder (pit wall)
06QD-242	2535251.47	6713343.22	2057.53	32.15	0.00	-90.00	QDD	Detailed
06QD-243	2535251.86	6713342.89	2057.51	108.10	188.00	-60.00	QDD	Detailed
06QD-246	2535465.24	6713313.57	2123.17	124.30	301.50	-75.00	QDD	Detailed
06QD-250	2535435.43	6712717.00	2551.46	400.00	351.00	-65.50	QDD	Golder (pit wall)
06QD-254	2535468.85	6713316.91	2123.38	105.80	133.00	-78.00	QDD	Detailed
06QD-256	2535445.83	6713244.91	2116.78	320.00	216.00	-11.00	QDD	Golder (pit wall)
06QD-263	2534995.71	6712800.80	2601.11	400.00	21.50	-60.00	QDD	Golder (pit wall)
06QD-267	2535574.50	6713149.11	2108.75	225.00	180.00	-10.00	QDD	Golder (pit wall)
06QD-269	2535448.12	6713243.40	2116.06	320.00	178.50	-15.00	QDD	Golder (pit wall)
06QD-276	2535571.24	6713149.79	2112.52	200.00	198.00	42.00	QDD	Exploration
06QD-288	2535217.34	6713423.17	2013.85	479.05	168.50	-45.00	QDD	Exploration
06QD-290	2535347.55	6713269.95	2108.49	225.00	213.50	10.00	QDD	Infill
06QD-291	2535245.02	6713338.01	2057.50	111.70	196.00	-60.00	QDD	Detailed
06QD-294	2535347.79	6713270.01	2105.19	307.80	212.00	-17.00	QDD	Infill
06QD-295	2536187.97	6713247.19	2315.92	50.00	0.00	-90.00	QDD	Detailed
06QD-296	2536212.06	6713235.48	2312.79	100.00	63.00	-58.50	QDD	Detailed
06QD-298	2536306.07	6713080.05	2325.50	313.50	210.00	0.00	QDD	Exploration
06QD-300	2536132.38	6713684.10	1861.39	360.75	168.00	20.00	CON	Cond/explo
06QD-302	2535012.27	6713485.88	2026.67	298.30	195.00	-10.00	QDD	Exploration
06QD-303	2536284.58	6713102.06	2327.78	210.20	227.00	0.00	QDD	Exploration

Hole-ID	EASTING	NORTHING	ELEV	LENGTH	AZIM	DIP	AREA	Purpose
06QD-306	2536284.58	6713102.06	2327.00	230.10	227.00	-15.00	QDD	Exploration
06QD-309	2535012.51	6713486.42	2025.85	387.50	195.00	-30.00	QDD	Exploration
06QD-311	2536136.45	6713227.00	2312.46	124.90	359.00	-60.00	QDD	Infill
06QD-312	2535328.84	6713468.32	1969.81	350.00	199.00	-25.00	QDD	Exploration
06QD-313	2535241.76	6713296.16	2076.84	252.05	207.00	-18.00	QDD	Infill
06QD-314	2536283.76	6713103.43	2328.13	255.30	227.00	13.50	QDD	Exploration
06QD-315	2535657.01	6713098.52	2136.75	293.60	160.50	-1.50	QDD	Exploration
06QD-317	2536306.07	6713080.05	2326.03	274.25	190.00	13.50	QDD	Exploration
06QD-318	2535655.72	6713100.62	2135.32	330.40	171.50	-26.00	QDD	Exploration
06QD-319	2535445.54	6713245.28	2116.26	266.00	210.00	-25.00	QDD	Infill
06QD-320	2536280.93	6713107.47	2327.40	253.35	243.50	0.00	QDD	Exploration
06QD-321	2535008.41	6713488.92	2025.51	380.00	210.00	-35.00	QDD	Exploration
06QD-322	2535123.99	6713366.03	2063.80	290.10	213.00	-45.00	QDD	Exploration
06QD-324	2535874.00	6713123.00	2408.00	319.90	219.00	-75.00	QDD	infill
06QD-329	2534898.45	6713789.05	2028.62	250.00	200.00	-15.00	Tunel D	Exploration
06QD-330	2535874.00	6713123.00	2408.00	275.00	200.00	-55.00	QDD	Exploration

2005/06 Reverse Circulation Drilling Program
Drill Hole Collar Locations

Hole-ID	EASTING	NORTHING	ELEV	LENGTH	AZIM	DIP	AREA	Purpose
05QDR-152	2536499.36	6712766.77	2585.48	400.00	0.00	-90.00	QDD	Exploration
05QDR-154	2535581.99	6712774.58	2513.23	370.00	3.50	-77.00	QDD	Exploration
05QDR-157	2535586.50	6712766.81	2513.38	312.00	140.00	-60.00	QDD	Exploration
05QDR-166	2534235.01	6713506.61	2443.28	400.00	320.00	-75.00	Target K	Exploration
05QDR-166A	2534239.95	6713509.69	2442.74	18.00	320.00	-75.00	Target K	Exploration
05QDR-167	2534250.96	6713512.85	2443.42	402.00	225.00	-78.00	Target K	Exploration
05QDR-168	2534126.59	6713731.92	2395.46	308.00	12.00	-75.00	Target K	Exploration
05QDR-168A	2534126.51	6713731.53	2395.46	18.00	12.00	-65.00	Target K	Exploration
05QDR-169	2534117.52	6713733.47	2395.56	360.00	290.00	-75.00	Target K	Exploration
05QDR-176	2534445.63	6713931.74	2070.96	104.00	180.00	-68.00	Amelia	Exploration
05QDR-177	2534211.45	6714082.86	2101.53	150.00	30.00	-68.00	Magdalena	Exploration
05QDR-178	2534166.42	6714162.60	2102.57	276.00	22.00	-78.00	Magdalena	Exploration
05QDR-181	2532223.09	6713980.51	2355.57	100.00	25.00	-60.00	Rodado	Exploration
05QDR-182	2535240.89	6713341.33	2057.50	220.00	235.00	-60.00	QDD	Exploration
05QDR-184	2535353.55	6713284.37	2105.11	164.00	0.00	-80.00	QDD	Exploration
05QDR-186	2535464.14	6713328.25	2123.14	200.00	90.00	-67.00	QDD	Exploration
05QDR-187	2535472.19	6713309.23	2123.57	206.00	124.00	-65.00	QDD	Exploration
05QDR-189	2535451.99	6713254.59	2115.56	200.00	25.00	-75.00	QDD	Exploration
05QDR-190	2535451.61	6713252.42	2115.55	222.00	90.00	-85.00	QDD	Exploration
05QDR-191	2535444.05	6713251.65	2115.50	120.00	225.00	-60.00	QDD	Exploration
05QDR-192	2536110.63	6713192.74	2355.00	174.00	190.00	-80.00	QDD	Exploration
05QDR-194	2536110.07	6713196.86	2354.83	292.00	322.50	-49.00	QDD	Exploration
05QDR-196	2536107.27	6713198.22	2355.00	282.00	306.00	-45.00	QDD	Exploration
05QDR-197	2534892.43	6713793.31	2024.37	84.00	230.00	-44.00	TUNEL D	Exploration
05QDR-198	2535191.66	6713353.36	2063.50	78.00	60.00	-69.00	QDD	Exploration
05QDR-199	2535124.44	6713424.73	2054.15	84.00	60.00	-59.00	QDD	Exploration
05QDR-203	2535472.13	6713312.54	2123.50	172.00	44.00	-81.00	QDD	Exploration
05QDR-213	2536108.63	6713200.80	2355.00	300.00	314.00	-53.00	QDD	Exploration
05QDR-215	2536639.00	6713159.00	2320.00	260.00	30.00	-65.00	QDD	Exploration
05QDR-216	2536474.02	6713231.81	2317.24	200.00	0.00	-72.00	QDD	Exploration
05QDR-219	2536391.11	6713231.73	2317.12	210.00	323.00	-65.00	QDD	Exploration
05QDR-220	2536387.73	6713224.87	2317.19	250.00	250.00	-65.00	QDD	Exploration
05QDR-221	2534224.78	6714119.34	2070.29	200.00	270.00	-72.00	Magdalena	Exploration
05QDR-223	2534296.67	6714075.33	2067.47	200.00	241.00	-65.00	Magdalena	Exploration
05QDR-225	2535121.82	6713420.60	2054.50	176.00	0.00	-90.00	QDD	Exploration
05QDR-226	2535363.33	6713291.55	2104.54	202.00	43.00	-62.00	QDD	Exploration
05QDR-228	2535548.59	6713188.38	2088.00	210.00	0.00	-90.00	QDD	Exploration
05QDR-229	2535549.28	6713187.86	2088.00	150.00	125.00	-75.00	QDD	Exploration
05QDR-230	2535543.94	6713191.45	2088.00	215.50	305.00	-80.00	QDD	Exploration
06QDR-231	2535366.36	6713302.13	2104.34	186.00	0.00	-45.00	QDD	infill
06QDR-232	2535465.08	6713310.46	2123.34	143.00	270.00	-43.00	QDD	infill
06QDR-235	2535544.42	6713192.11	2088.00	400.00	305.00	-80.00	QDD	Exploration
06QDR-244	2536230.09	6713138.40	2374.14	100.00	64.00	-65.00	QDD	Infill
06QDR-245	2536227.36	6713140.95	2373.66	100.00	35.00	-56.00	QDD	Infill
06QDR-247	2536224.77	6713133.66	2374.14	108.00	150.00	-50.00	QDD	Infill
06QDR-248	2536223.62	6713142.58	2374.14	162.00	244.00	-75.00	QDD	Infill
06QDR-249	2536230.35	6713208.72	2326.52	100.00	70.00	-65.00	QDD	Infill
06QDR-251	2536233.93	6713207.56	2326.50	100.00	340.00	-70.00	QDD	Infill
06QDR-252	2536049.79	6713163.42	2408.43	378.00	323.00	-68.00	QDD	infill
06QDR-253	2536047.05	6713162.43	2408.77	366.00	344.00	-70.00	QDD	Infill
06QDR-255	2535789.41	6713727.99	1935.79	170.00	150.00	-50.00	CON	Condemnation
06QDR-257	2535705.00	6713654.00	1969.00	31.00	162.00	-45.00	CON	Condemnation
06QDR-258	2535522.89	6713492.34	1980.82	276.00	150.00	-50.00	QDD	Condemnation
06QDR-259	2535333.46	6713471.78	1969.43	398.00	165.00	-45.00	QDD	Condemnation
06QDR-260	2535644.79	6713114.48	2134.66	186.00	275.00	-55.00	QDD	Infill
06QDR-261	2535647.15	6713117.60	2134.75	158.00	308.00	-60.00	QDD	Infill
06QDR-262	2535650.17	6713115.77	2134.76	144.00	322.00	-75.00	QDD	Infill

Hole-ID	EASTING	NORTHING	ELEV	LENGTH	AZIM	DIP	AREA	Purpose
06QDR-264	2535995.31	6713964.44	1795.53	200.00	110.00	-60.00	CON	Condemnation
06QDR-265	2536009.44	6713861.76	1813.00	186.00	130.00	-60.00	CON	Condemnation
06QDR-266	2535885.55	6714100.27	1774.44	200.00	0.00	-90.00	CON	Condemnation
06QDR-268	2539273.00	6712687.00	1847.00	198.00	210.00	-60.00	CON	Condemnation
06QDR-270	2540129.00	6712983.00	1678.00	200.00	0.00	-90.00	CON	Condemnation
06QDR-271	2536160.63	6713126.47	2385.69	210.00	180.00	-70.00	QDD	infill
06QDR-272	2536160.57	6713125.11	2386.06	144.00	180.00	-45.00	QDD	infill
06QDR-273	2536220.25	6713135.81	2374.20	160.00	214.00	-60.00	QDD	infill
06QDR-274	2536114.60	6713190.52	2354.93	120.00	115.00	-50.00	QDD	infill
06QDR-275	2536248.93	6713179.67	2327.51	76.00	0.00	-90.00	QDD	infill
06QDR-277	2536265.51	6713132.53	2327.51	84.00	0.00	-90.00	QDD	infill
06QDR-278	2536270.94	6713225.61	2303.02	50.00	300.00	-49.00	QDD	infill
06QDR-279	2536237.54	6713265.85	2290.56	120.00	7.00	-58.00	QDD	infill
06QDR-280	2536235.25	6713267.11	2290.40	108.00	67.00	-52.00	QDD	infill
06QDR-281	2536208.33	6713285.41	2287.21	108.00	73.00	-51.00	QDD	infill
06QDR-282	2536207.54	6713288.33	2287.21	156.00	14.00	-64.00	QDD	infill
06QDR-283	2536201.38	6713287.80	2287.20	144.00	329.00	-46.00	QDD	infill
06QDR-284	2536004.49	6713110.81	2436.33	324.00	0.00	-78.00	QDD	infill
06QDR-285	2536001.33	6713102.81	2436.54	300.00	202.00	-64.00	QDD	infill
06QDR-286	2536087.21	6713054.04	2466.29	300.00	180.00	-75.00	QDD	infill
06QDR-287	2536093.42	6713055.62	2465.81	278.00	70.00	-80.00	QDD	infill
06QDR-289	2535646.81	6713110.34	2134.89	252.00	228.00	-53.00	QDD	Exploration
06QDR-292	2538305.00	6713710.00	1771.00	138.00	0.00	-90.00	CON	Condemnation
06QDR-293	2539156.06	6713283.24	1822.35	150.00	0.00	-90.00	CON	Condemnation
06QDR-297	2539282.00	6712979.36	1820.00	90.00	0.00	-90.00	CON	Condemnation
06QDR-299	2539092.47	6713743.67	1772.73	82.00	0.00	-90.00	CON	Condemnation
06QDR-301	2535465.00	6713313.61	2123.51	124.00	301.50	-75.00	QDD	Twin hole
06QDR-304	2536212.06	6713235.48	2312.79	100.00	63.00	-58.50	QDD	Twin hole
06QDR-305	2536187.53	6713248.09	2315.82	50.00	0.00	-90.00	QDD	Twin hole
06QDR-307	2536142.80	6713020.82	2458.83	228.00	120.00	-75.00	QDD	Exploration
06QDR-308	2536143.86	6713020.21	2458.86	274.00	120.00	-55.00	QDD	Exploration
06QDR-310	2536126.42	6712909.02	2510.81	300.00	100.00	-60.00	QDD	Exploration
06QDR-316	2532503.00	6714188.00	2255.00	196.00	20.00	-55.00	Pirrotina	Regional Exploration
06QDR-323	2535474.23	6713233.95	2108.38	210.00	25.00	-75.00	QDD	infill
06QDR-325	2535473.62	6713232.91	2108.38	216.00	90.00	-85.00	QDD	infill
06QDR-326	2535466.16	6713232.63	2108.62	186.00	229.00	-60.00	QDD	infill
06QDR-327	2535647.40	6713111.28	2134.83	306.00	256.50	-45.00	QDD	Exploration

APPENDIX II
2005/06 Drilling – Significant Intercepts
(Including 4 core holes from 2004 not listed in previous Technical Report)

Gualcamayo Gold Project
2005/06 Drilling Program – Significant Intercepts

The following tables show all significant intervals exceeding 5 metres in length using a cutoff grade of 0.3 g/t Au. Internal waste was included only if the average with the adjacent sample was greater or equal to 0.3 g/t Au.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
04QD-106	8.00	20.00	12.00	0.441
04QD-106	56.00	66.00	10.00	0.362
04QD-107	4.00	12.60	8.60	1.217
04QD-107	84.55	90.55	6.00	0.420
04QD-107	94.55	102.55	8.00	0.620
04QD-108	0.00	87.50	87.50	2.486
04QD-108	93.50	99.50	6.00	0.805
04QD-109	0.00	87.00	87.00	2.227
04QD-109	97.00	108.16	11.16	0.711
04QD-109	125.65	133.85	8.20	1.633
05QD-110	0.00	40.80	40.80	1.552
05QD-111	0.00	71.75	71.75	2.077
05QD-112	0.00	112.70	112.70	1.708
05QD-113	0.00	44.25	44.25	1.074
05QD-113	50.65	97.70	47.05	0.588
05QD-113	136.62	145.55	8.93	0.641
05QD-114	0.00	21.40	21.40	1.039
05QD-114	35.16	54.60	19.44	0.510
05QD-114	60.60	82.50	21.90	0.444
05QD-114	92.85	104.50	11.65	0.990
05QD-115	0.00	131.27	131.27	0.874
05QD-115	162.05	176.41	14.36	0.645
05QD-115	184.45	225.25	40.80	0.664
05QD-116	0.00	74.30	74.30	0.782
05QD-116	88.30	122.60	34.30	0.559
05QD-116	129.75	136.65	6.90	0.626
05QD-117	0.00	20.50	20.50	1.194
05QD-117	28.50	63.80	35.30	0.597
05QD-117	69.80	141.50	71.70	0.493
05QD-118	0.00	89.35	89.35	0.732
05QD-119	0.00	105.01	105.01	1.964
05QD-119	106.36	121.55	15.19	0.698
05QD-119	127.21	214.05	86.84	0.917
05QD-120	0.00	46.10	46.10	1.552
05QD-120	77.20	84.10	6.90	0.355
05QD-120	95.17	107.30	12.13	0.524
05QD-121	0.00	15.70	15.70	2.389
05QD-121	16.00	72.54	56.54	0.783
05QD-121	86.54	92.30	5.76	1.009
05QD-122	0.00	18.80	18.80	0.495
05QD-122	24.80	48.80	24.00	0.908
05QD-122	54.80	79.50	24.70	1.134
05QD-122	93.00	99.02	6.02	0.360
05QD-123	0.00	70.40	70.40	2.698
05QD-123	74.05	80.00	5.95	0.368
05QD-124	1.90	22.70	20.80	0.838
05QD-124	30.60	47.75	17.15	0.385
05QD-125	0.00	34.75	34.75	0.923
05QD-125	49.20	80.15	30.95	0.637
05QD-126	0.00	50.15	50.15	0.784
05QD-126	81.00	91.00	10.00	0.696
05QD-126	112.85	119.80	6.95	0.412
05QD-127	10.42	96.25	85.83	1.331
05QD-127	114.35	120.10	5.75	0.584
05QD-128	8.42	34.60	26.18	0.884
05QD-128	45.10	62.10	17.00	0.934
05QD-129	0.00	20.80	20.80	0.563
05QD-129	90.30	95.60	5.30	0.566
05QD-131	2.50	67.70	65.20	1.074
05QD-132	110.30	116.30	6.00	0.765

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
05QD-132	160.30	182.30	22.00	0.796
05QD-132	206.30	279.80	73.50	1.276
05QD-134	4.00	16.00	12.00	1.063
05QD-134	128.80	142.30	13.50	0.704
05QD-134	147.95	167.80	19.85	0.463
05QD-136	64.00	111.00	47.00	0.774
05QD-136	117.00	153.30	36.30	1.066
05QD-137	105.06	145.35	40.29	1.092
05QD-139	92.78	98.85	6.07	0.627
05QD-139	123.45	141.35	17.90	0.725
05QD-141	69.95	115.30	45.35	0.857
05QD-141	121.20	131.40	10.20	0.665
05QD-142	45.64	51.70	6.06	0.533
05QD-142	72.02	84.02	12.00	0.340
05QD-142	87.43	93.45	6.02	0.525
05QD-142	124.05	148.16	24.11	0.838
05QD-142	156.70	178.53	21.83	1.819
05QD-143	0.00	5.80	5.80	0.886
05QD-143	16.14	26.75	10.61	0.730
05QD-143	41.50	67.70	26.20	0.682
05QD-143	128.30	161.08	32.78	0.932
05QD-143	220.15	226.25	6.10	1.904
05QD-144	120.90	150.73	29.83	0.562
05QD-144	202.75	320.32	117.57	0.741
05QD-146	0.00	10.00	10.00	1.114
05QD-146	113.48	130.35	16.87	0.794
05QD-146	144.30	162.81	18.51	0.982
05QD-146	168.00	202.50	34.50	0.913
05QD-146	218.90	250.80	31.90	0.492
05QD-146	281.20	287.07	5.87	0.425
05QD-147	13.92	19.68	5.76	1.130
05QD-147	84.10	92.45	8.35	1.148
05QD-147	144.50	208.90	64.40	0.931
05QD-148	71.00	77.00	6.00	0.637
05QD-148	85.10	138.13	53.03	1.569
05QD-148	153.50	189.69	36.19	1.272
05QD-149	114.38	120.50	6.12	2.154
05QD-149	137.50	153.15	15.65	0.724
05QD-149	167.05	177.00	9.95	1.241
05QD-150	194.91	200.54	5.63	1.048
05QD-151	0.00	8.00	8.00	0.639
05QD-151	98.60	105.27	6.67	0.955
05QD-151	178.15	184.18	6.03	0.722
05QD-151	253.50	262.75	9.25	0.586
05QD-153	43.85	168.47	124.62	1.366
05QD-153	173.65	179.50	5.85	1.043
05QD-155	62.42	78.66	16.24	0.626
05QD-155	95.58	103.60	8.02	0.598
05QD-155	109.60	167.00	57.40	1.445
05QD-155	184.10	200.15	16.05	0.464
05QD-155	239.60	250.50	10.90	0.483
05QD-158	209.48	215.40	5.92	0.541
05QD-158	340.15	346.00	5.85	0.790
05QD-160	27.74	44.75	17.01	0.755
05QD-160	52.90	63.23	10.33	0.592
05QD-160	77.00	85.00	8.00	0.415
05QD-160	91.00	126.33	35.33	0.899
05QD-160	156.04	165.50	9.46	1.815
05QD-161	118.30	128.20	9.90	0.560
05QD-162	58.55	67.99	9.44	0.598
05QD-162	99.80	105.80	6.00	0.533
05QD-162	113.74	118.93	5.19	0.544
05QD-162	191.25	198.50	7.25	1.506
05QD-162	204.50	299.50	95.00	1.192
05QD-162	397.50	405.65	8.15	1.333
05QD-162	414.25	447.00	32.75	0.737
05QD-162	453.25	467.20	13.95	1.265

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
05QD-163	118.30	172.30	54.00	1.300
05QD-165	75.60	82.35	6.75	0.474
05QD-170	138.50	145.10	6.60	0.489
05QD-170	157.61	181.07	23.46	0.833
05QD-170	228.48	238.22	9.74	0.468
05QD-170	246.20	269.40	23.20	0.538
05QD-170	273.40	279.80	6.40	0.330
05QD-170	294.30	299.40	5.10	0.382
05QD-170	307.64	323.50	15.86	0.633
05QD-172	109.00	169.25	60.25	1.322
05QD-173	4.00	11.56	7.56	0.846
05QD-173	26.00	32.00	6.00	0.903
05QD-173	75.50	95.20	19.70	0.536
05QD-174	0.00	7.21	7.21	0.434
05QD-174	14.06	33.15	19.09	0.430
05QD-174	45.05	98.60	53.55	0.729
05QD-174	108.70	137.30	28.60	0.811
05QD-175	0.00	9.77	9.77	1.295
05QD-175	17.80	62.80	45.00	1.190
05QD-179	0.00	34.60	34.60	0.839
05QD-180	52.40	60.15	7.75	1.219
05QD-180	67.50	97.10	29.60	0.716
05QD-180	119.20	125.30	6.10	0.647
05QD-183	215.34	256.80	41.46	0.933
05QD-183	276.55	284.20	7.65	0.464
05QD-195	114.00	120.00	6.00	1.013
05QD-195	132.00	138.00	6.00	0.807
05QD-195	148.00	164.00	16.00	1.319
05QD-195	172.00	182.00	10.00	0.851
05QD-195	203.40	230.00	26.60	0.576
05QD-195	235.26	261.50	26.24	1.322
05QD-204	72.00	78.00	6.00	1.132
05QD-204	105.80	119.02	13.22	0.634
05QD-205	10.20	15.90	5.70	0.403
05QD-205	41.22	99.70	58.48	0.672
05QD-205	109.40	120.34	10.94	0.535
05QD-206	45.17	51.90	6.73	1.456
05QD-207	47.20	62.30	15.10	0.673
05QD-207	135.86	151.60	15.74	1.193
05QD-208	53.30	70.80	17.50	4.837
05QD-208	96.57	110.10	13.53	1.533
05QD-208	125.75	132.02	6.27	2.115
05QD-208	152.92	159.84	6.92	0.548
05QD-208	190.50	259.88	69.38	1.530
05QD-208	308.50	314.00	5.50	0.570
05QD-209	38.22	55.82	17.60	0.916
05QD-210	32.25	62.35	30.10	1.007
05QD-211	65.80	108.90	43.10	2.419
05QD-212	27.70	33.40	5.70	0.671
05QD-212	65.95	71.65	5.70	0.533
05QD-214	3.95	105.15	101.20	1.177
05QD-217	14.77	24.85	10.08	5.193
05QD-217	37.59	43.35	5.76	0.531
05QD-217	75.80	86.05	10.25	1.552
05QD-218	0.00	58.20	58.20	0.735
05QD-222	0.00	9.25	9.25	2.342
05QD-224	0.00	7.73	7.73	0.910
05QD-224	67.96	100.30	32.34	1.437
05QD-224	108.30	120.80	12.50	0.479
05QD-224	162.03	167.44	5.41	0.597
05QD-227	0.00	14.63	14.63	3.006
05QDR-154	346.00	356.00	10.00	0.389
05QDR-166	260.00	266.00	6.00	1.047
05QDR-166	304.00	312.00	8.00	0.369
05QDR-166A	4.00	18.00	14.00	2.051
05QDR-167	226.00	248.00	22.00	1.609
05QDR-167	314.00	330.00	16.00	0.634

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
05QDR-167	336.00	344.00	8.00	0.420
05QDR-168	8.00	24.00	16.00	1.344
05QDR-168	84.00	90.00	6.00	0.597
05QDR-168	134.00	144.00	10.00	0.577
05QDR-169	0.00	20.00	20.00	0.653
05QDR-169	318.00	328.00	10.00	0.542
05QDR-176	16.00	38.00	22.00	1.116
05QDR-177	98.00	112.00	14.00	2.275
05QDR-178	0.00	46.00	46.00	0.939
05QDR-178	70.00	78.00	8.00	0.424
05QDR-178	96.00	102.00	6.00	0.782
05QDR-178	114.00	170.00	56.00	0.722
05QDR-178	176.00	186.00	10.00	1.216
05QDR-178	216.00	256.00	40.00	2.520
05QDR-182	50.00	62.00	12.00	4.920
05QDR-182	70.00	108.00	38.00	2.002
05QDR-182	190.00	196.00	6.00	0.523
05QDR-184	52.00	78.00	26.00	2.377
05QDR-184	94.00	102.00	8.00	0.803
05QDR-186	0.00	36.00	36.00	1.748
05QDR-186	42.00	84.00	42.00	0.405
05QDR-187	0.00	42.00	42.00	0.801
05QDR-187	94.00	106.00	12.00	0.518
05QDR-189	0.00	16.00	16.00	0.672
05QDR-189	30.00	44.00	14.00	0.683
05QDR-189	54.00	66.00	12.00	0.543
05QDR-189	104.00	118.00	14.00	0.621
05QDR-189	126.00	148.00	22.00	0.881
05QDR-190	0.00	34.00	34.00	0.697
05QDR-190	90.00	96.00	6.00	1.772
05QDR-190	104.00	122.00	18.00	0.878
05QDR-190	128.00	138.00	10.00	0.597
05QDR-190	154.00	162.00	8.00	0.543
05QDR-190	176.00	182.00	6.00	0.637
05QDR-191	18.00	26.00	8.00	1.925
05QDR-191	96.00	102.00	6.00	0.760
05QDR-192	6.00	12.00	6.00	1.450
05QDR-192	56.00	66.00	10.00	1.092
05QDR-194	20.00	30.00	10.00	3.235
05QDR-194	100.00	106.00	6.00	3.640
05QDR-194	174.00	212.00	38.00	0.524
05QDR-194	280.00	286.00	6.00	0.500
05QDR-196	16.00	42.00	26.00	9.175
05QDR-196	62.00	70.00	8.00	1.190
05QDR-196	82.00	92.00	10.00	2.422
05QDR-196	138.00	272.00	134.00	1.490
05QDR-197	34.00	40.00	6.00	26.967
05QDR-199	30.00	36.00	6.00	0.870
05QDR-203	0.00	88.00	88.00	0.766
05QDR-203	98.00	108.00	10.00	0.904
05QDR-213	16.00	28.00	12.00	2.813
05QDR-213	30.00	36.00	6.00	0.320
05QDR-213	168.00	224.00	56.00	1.405
05QDR-213	244.00	250.00	6.00	0.458
05QDR-213	256.00	264.00	8.00	0.359
05QDR-223	56.00	64.00	8.00	0.756
05QDR-223	90.00	102.00	12.00	4.571
05QDR-223	136.00	144.00	8.00	0.613
05QDR-228	0.00	36.00	36.00	0.568
05QDR-228	74.00	132.00	58.00	0.836
05QDR-229	4.00	52.00	48.00	0.736
05QDR-230	0.00	22.00	22.00	0.564
05QDR-230	36.00	44.00	8.00	1.584
05QDR-230	100.00	106.00	6.00	0.767
05QDR-230	132.00	142.00	10.00	1.194

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
06QD-233	111.70	117.05	5.35	0.488
06QD-233	120.75	126.80	6.05	0.373
06QD-233	132.30	147.30	15.00	1.456
06QD-233	156.73	188.70	31.97	0.552
06QD-233	194.06	242.70	48.64	0.605
06QD-233	255.20	263.15	7.95	0.423
06QD-233	281.20	297.10	15.90	0.386
06QD-234	24.25	33.46	9.21	0.899
06QD-236	21.40	67.70	46.30	1.622
06QD-236	81.80	97.10	15.30	1.078
06QD-237	32.00	37.90	5.90	0.754
06QD-237	43.30	53.80	10.50	0.471
06QD-237	59.70	84.00	24.30	0.701
06QD-237	92.10	120.20	28.10	1.270
06QD-239	0.00	24.06	24.06	0.601
06QD-239	45.85	59.85	14.00	0.526
06QD-239	103.30	109.69	6.39	1.889
06QD-239	218.50	230.50	12.00	0.913
06QD-241	0.00	41.40	41.40	0.543
06QD-246	2.00	12.00	10.00	1.116
06QD-246	18.00	30.00	12.00	0.875
06QD-246	38.00	122.00	84.00	1.040
06QD-254	0.00	38.00	38.00	1.065
06QD-254	56.00	80.00	24.00	0.788
06QD-256	120.03	163.70	43.67	0.823
06QD-267	0.00	13.50	13.50	0.648
06QD-267	48.57	71.65	23.08	0.542
06QD-267	77.80	85.80	8.00	0.706
06QD-269	4.20	9.90	5.70	0.496
06QD-269	86.80	93.65	6.85	0.665
06QD-269	105.00	173.35	68.35	1.742
06QD-276	0.00	16.20	16.20	0.396
06QD-276	23.40	52.60	29.20	0.488
06QD-276	142.40	148.75	6.35	0.334
06QD-290	98.00	116.95	18.95	0.411
06QD-291	8.00	16.00	8.00	1.050
06QD-291	50.00	76.00	26.00	2.887
06QD-294	88.57	101.90	13.33	1.203
06QD-294	153.53	159.60	6.07	0.447
06QD-294	166.20	185.60	19.40	0.750
06QD-294	202.40	209.30	6.90	0.966
06QD-295	4.00	36.00	32.00	1.567
06QD-296	4.00	22.00	18.00	1.111
06QD-303	110.57	128.40	17.83	5.444
06QD-303	136.10	142.45	6.35	5.364
06QD-303	155.50	166.20	10.70	8.796
06QD-309	30.30	37.28	6.98	0.664
06QD-309	53.95	68.64	14.69	0.437
06QD-309	212.20	228.20	16.00	0.758
06QD-309	235.05	341.90	106.85	3.087
06QD-311	0.00	18.10	18.10	2.163
06QD-313	86.10	167.23	81.13	1.811
06QD-314	148.88	154.58	5.70	2.762
06QD-315	62.54	69.58	7.04	0.654
06QD-315	103.74	124.40	20.66	0.599
06QD-315	145.77	226.67	80.90	1.073
06QD-318	14.25	27.13	12.88	0.460
06QD-318	32.95	109.80	76.85	1.271
06QD-318	126.23	141.60	15.37	0.529
06QD-318	149.22	177.46	28.24	0.695
06QD-318	297.10	302.90	5.80	0.511
06QD-319	147.25	159.90	12.65	1.895
06QD-319	169.45	176.00	6.55	1.177
06QD-320	89.80	100.10	10.30	0.759
06QD-320	134.45	157.49	23.04	1.009
06QD-320	240.36	248.36	8.00	1.735
06QD-321	25.26	33.92	8.66	0.613

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
06QD-321	173.70	181.70	8.00	0.953
06QD-321	233.70	240.30	6.60	0.697
06QD-321	246.55	346.00	99.45	2.475
06QD-321	357.00	365.00	8.00	2.574
06QD-322	24.88	76.30	51.42	0.832
06QD-322	178.26	290.10	111.84	1.068
06QD-324	8.95	33.07	24.12	2.891
06QD-324	156.80	162.44	5.64	0.773
06QD-324	174.24	231.92	57.68	0.797
06QD-324	241.58	252.50	10.92	0.616
06QDR-231	98.00	112.00	14.00	0.996
06QDR-232	0.00	54.00	54.00	1.820
06QDR-232	66.00	76.00	10.00	0.398
06QDR-235	0.00	22.00	22.00	0.666
06QDR-235	84.00	94.00	10.00	0.930
06QDR-235	104.00	110.00	6.00	1.200
06QDR-235	128.00	136.00	8.00	1.253
06QDR-244	0.00	56.00	56.00	2.745
06QDR-245	0.00	66.00	66.00	2.773
06QDR-245	80.00	86.00	6.00	1.013
06QDR-247	4.00	38.00	34.00	2.445
06QDR-247	52.00	70.00	18.00	0.956
06QDR-248	6.00	92.00	86.00	3.726
06QDR-248	114.00	122.00	8.00	1.170
06QDR-249	0.00	38.00	38.00	2.540
06QDR-251	0.00	26.00	26.00	2.170
06QDR-252	70.00	94.00	24.00	0.683
06QDR-252	146.00	154.00	8.00	2.008
06QDR-252	178.00	186.00	8.00	0.858
06QDR-252	208.00	226.00	18.00	0.567
06QDR-253	120.00	148.00	28.00	4.901
06QDR-259	40.00	46.00	6.00	0.453
06QDR-260	0.00	98.00	98.00	2.391
06QDR-260	124.00	132.00	8.00	0.500
06QDR-260	162.00	176.00	14.00	0.517
06QDR-261	2.00	108.00	106.00	2.901
06QDR-261	116.00	140.00	24.00	0.739
06QDR-262	0.00	64.00	64.00	1.769
06QDR-262	70.00	106.00	36.00	1.107
06QDR-262	112.00	120.00	8.00	0.540
06QDR-262	128.00	142.00	14.00	0.530
06QDR-271	52.00	112.00	60.00	2.168
06QDR-272	62.00	140.00	78.00	1.808
06QDR-273	8.00	110.00	102.00	1.628
06QDR-274	36.00	50.00	14.00	4.615
06QDR-274	60.00	84.00	24.00	0.532
06QDR-274	104.00	118.00	14.00	0.939
06QDR-275	0.00	22.00	22.00	2.406
06QDR-277	8.00	18.00	10.00	1.017
06QDR-279	0.00	14.00	14.00	0.929
06QDR-280	0.00	16.00	16.00	0.970
06QDR-281	0.00	42.00	42.00	2.010
06QDR-282	0.00	56.00	56.00	1.294
06QDR-283	0.00	38.00	38.00	1.781
06QDR-284	120.00	128.00	8.00	0.800
06QDR-284	138.00	152.00	14.00	1.512
06QDR-284	206.00	228.00	22.00	0.727
06QDR-284	244.00	252.00	8.00	0.370
06QDR-284	264.00	292.00	28.00	0.424
06QDR-285	0.00	12.00	12.00	0.504
06QDR-285	78.00	84.00	6.00	2.177
06QDR-285	134.00	144.00	10.00	0.636
06QDR-285	236.00	246.00	10.00	0.965
06QDR-286	68.00	78.00	10.00	0.887
06QDR-286	142.00	186.00	44.00	0.810
06QDR-287	138.00	188.00	50.00	1.669
06QDR-289	0.00	32.00	32.00	0.509

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
06QDR-289	38.00	88.00	50.00	2.810
06QDR-289	98.00	104.00	6.00	1.148
06QDR-289	126.00	134.00	8.00	2.815
06QDR-289	222.00	250.00	28.00	0.635
06QDR-301	12.00	124.00	112.00	0.969
06QDR-304	4.00	22.00	18.00	1.367
06QDR-305	0.00	44.00	44.00	2.088
06QDR-307	0.00	6.00	6.00	1.628
06QDR-307	88.00	98.00	10.00	2.803
06QDR-323	14.00	22.00	8.00	0.686
06QDR-323	76.00	130.00	54.00	0.954
06QDR-323	136.00	148.00	12.00	0.928
06QDR-325	120.00	128.00	8.00	1.205
06QDR-325	144.00	162.00	18.00	0.601
06QDR-326	0.00	6.00	6.00	0.463
06QDR-326	18.00	26.00	8.00	0.928
06QDR-326	152.00	166.00	14.00	0.783
06QDR-326	172.00	180.00	8.00	0.524
06QDR-327	0.00	34.00	34.00	0.743
06QDR-327	40.00	104.00	64.00	1.605
06QDR-327	142.00	152.00	10.00	0.400
06QDR-327	242.00	276.00	34.00	0.539